SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                             DATAHAND SYSTEMS, INC.
                 (Name of Small Business Issuer in Its Charter)


          Delaware                                                86-0593507
(State or Other Jurisdiction of                               (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)


               3032 North 33rd Avenue, Phoenix, Arizona 85017-5247 (Address of Principal Executive Offices) (Zip Code)


                                 (602) 233-6000
                           (Issuer's Telephone Number)


           Securities to be registered under Section 12(b) of the Act:

                                      None
                    (Title of Each Class to be so Registered)


          Securities to be registered under Section 12(g) of the Act:


                     Common Stock, $.001 par value per share
                                (Title of Class)

                            DATAHAND(R) SYSTEMS, INC.

                                   FORM 10-SB

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
PART I

  ITEM 1. DESCRIPTION OF BUSINESS...........................................   1
  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS..............................  21
  ITEM 3. DESCRIPTION OF PROPERTY...........................................  26
  ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT....  26
  ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS......  27
  ITEM 6. EXECUTIVE COMPENSATION............................................  29
  ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS....................  30
  ITEM 8. DESCRIPTION OF SECURITIES.........................................  30

PART II

  ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
           EQUITY AND OTHER SHAREHOLDER MATTERS.............................  31
  ITEM 2. LEGAL PROCEEDINGS.................................................  31
  ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.....................  32
  ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES...........................  32
  ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.........................  33

PART F/S....................................................................  33

PART III

  ITEM 1. INDEX TO EXHIBITS.................................................  33
  ITEM 2. DESCRIPTION OF EXHIBITS...........................................  34

SIGNATURES..................................................................  35

                 STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     THE STATEMENTS CONTAINED IN THIS REPORT ON FORM 10-SB THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF APPLICABLE SECURITIES LAWS. FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING OUR "EXPECTATIONS," "ANTICIPATION," "INTENTIONS," "BELIEFS," OR "STRATEGIES" REGARDING THE FUTURE. FORWARD-LOOKING STATEMENTS ALSO INCLUDE STATEMENTS REGARDING REVENUE, MARGINS, EXPENSES, AND EARNINGS ANALYSIS FOR FISCAL 2001 AND THEREAFTER; FUTURE PRODUCTS OR PRODUCT DEVELOPMENT; OUR PRODUCT DEVELOPMENT STRATEGIES, PARTICULARLY AS THEY RELATE TO THE INTERNET; POTENTIAL ACQUISITIONS OR STRATEGIC ALLIANCES; AND LIQUIDITY AND ANTICIPATED CASH NEEDS AND AVAILABILITY. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS REPORT ARE BASED ON INFORMATION AVAILABLE TO US AS OF THE FILING DATE OF THIS REPORT, AND WE ASSUME NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE THE FACTORS DISCUSSED IN PART I, ITEM 1, "DESCRIPTION OF BUSINESS - SPECIAL CONSIDERATIONS."

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

     Our corporation's name is DataHand Systems, Inc., and we are a Delaware corporation which was founded in 1994. We evolved from the DataHand Development Group, a private partnership, created in 1985 by Dale Retter and Lee Knight. Messrs. Retter and Knight formed Industrial Innovations, Inc., an Arizona corporation, in late 1987 to develop, design and test an ergonomic keyboard system. Industrial Innovations, Inc., subsequently merged into us in January of 1995.

     Our principal business is the design, sale and distribution of the DataHand(R) minimum motion keyboard which either reduces and/or eliminates ergonomic trauma and/or injuries related to data entry operations (i.e. carpal tunnel syndrome, etc.).

     Although various statistics have been provided to indicate the large magnitude of this problem, a comprehensive study that quantifies these costs is unavailable. However, Repetitive Stress Injuries (RSI), also known as Repetitive Motion Injuries (RMI), alone cost U.S. businesses an estimated $100 billion per year in additional expenses and lost productivity (Source: Bureau of Labor Statistics as reported in the WALL STREET JOURNAL). The poor design of the standard computer keyboard is a large contributor to this problem.

     We began Beta testing our current product, the DataHand Professional II(R), in 1995 and completed commercialization of the design in 1997. With volume production, engineering and tooling investments, we will be able to reduce the present product manufactured cost significantly. We are developing the ErgoHand(R), a new high volume/low cost design, to enable product pricing to be reduced substantially over time in order to take away a barrier to consumer markets and create an opportunity for quantum increases in sales.

     During the next twelve (12) months, we intend to:

     *    reduce the cost of the current Professional II design by at least 22%;
     * complete proof of design prototype and production tooling for the ErgoHand(R)with a target in production manufacturing direct cost of $50; and
     * increase staffing modestly to manage use of subcontract design and manufacturing activities.

COMPANY OVERVIEW

     It is our mission to be the recognized leader to profitably manufacture and market proprietary computer keyboards for the commercial, industrial and consumer markets for the benefit of our customers, employees and shareholders by:

     *    designing and marketing human to computer interface technology; and
     * ergonomic products for business-to-business and business-to-consumer markets.

     Our patented technology and know-how provides the strong base to execute its mission. Our development of the DataHand(R) Ergonomic Keyboard that is well positioned to take advantage of the $3.2 billion corporate data entry systems market (Source: Frosts & Sullivan U.S. MARKETS FOR COMPUTER KEYBOARDS AND POINTING DEVICES) and the rapidly growing $600 million ergonomic keyboard market (Source: Frosts & Sullivan U.S. MARKETS FOR COMPUTER KEYBOARDS AND POINTING DEVICES). Product development, testing and test marketing of our DataHand(R) Ergonomic Keyboards have been completed and the results are, we believe, compelling. Our DataHand(R) keyboards have repeatedly proven to be more healthful, comfortable, productive, accurate and enabling than traditional flat keyboards. Full-scale production commenced in October 1998 with sales and marketing starting shortly thereafter. With OSHA regulations regarding worker health and safety imminent and with a growing number of keyboard related injuries worldwide, the ergonomic keyboard market offers tremendous room for growth. Because of our patent positions and existing market penetration, no other keyboard manufacturer is better positioned to exploit this new market than we are.

COMPANY BACKGROUND

     We have been until now a privately held Delaware corporation headquartered in Phoenix, Arizona. In the early years after our formation, we concentrated our efforts on the engineering and testing of our DataHand(R) Ergonomic Keyboard and achieved many milestones despite the hurdles we faced in design and manufacturing. These milestones include:

1990      1st of 12 US and international patents issued.
1992 Keyboard prototype development completed and first prototype units were tested;
1993      Began low volume pilot production of original keyboard model;
1994 Product testing and test marketing; sold approximately 475 keyboards at $2,000 each;
1995      Company founded;
1996 Introduced two new keyboard models, the Professional II and the DataProof (10-Key), and commenced corporate data entry systems sales;
1997 Signed a high volume manufacturing agreement Key Tronic Corporation, a leading U.S. based keyboard manufacturer;
1998 Latest of 12 US and international patents; technology agreement executed with leading switch design and manufacturing company; new management team on board; keyboard production commenced; rigorously tested and qualified the product;
1999
to
Present Reduced cost of product, commenced single unit ergonomic based sales; increased corporate data entry system client implementation agreements; introduced Personal Edition model; developed an ergonomic value-added reseller program; began expansion of our website.

     In addition to these milestone accomplishments, we have: 1) developed our initial client accounts; 2) built our low-volume manufacturing facility; 3) purchased the parts and tooling to build our initial 1000 DataHand(R) Ergonomic Keyboard units and rigorously tested and qualified the product for production;
4) began development of our training materials, training methods, and training processes; and 5) added a Sales and Marketing Manager.

OUR OPPORTUNITIES

     Changes to federal, state and local laws (See "The Market Climate" below) as they apply to ergonomics in the workplace, provide opportunities to capitalize on a growing market segment. Recent OSHA rule announcements (Source:
1999 OSHA Meetings as reported in the Congressional Record) and potential federal and state legislation all provide an increased interest and sense of urgency for ergonomic solutions in the market place.

     We address these opportunities with our unique patented flagship product. The DataHand(R) Ergonomic Keyboard was designed to correct the poor designs of the standard keyboard, including keyboards labeled as "ergonomic." These standard keyboards and also their "ergonomic" derivatives result in increased employee health-related costs and reduced productivity. Costs include medical expenses such as physical therapy and surgery (such as carpal tunnel surgery), the impact on Workers Compensation insurance costs, lost workdays, and reduced employee productivity. Additional non-quantifiable costs include the pain, suffering, and discomfort of users.

     Recent government-derived data underscores the epidemic of worker injuries caused by conventional keyboard use. The data includes:

     * Bureau of Labor Statistics reports Repetitive Strain Injury (RSI) accounts for 60% of all reported occupational illnesses - the estimated direct costs to businesses was over $60 billion in 2000 (and growing today);
     * The National Center for Health Statistics reported 849,000 new problem visits were made to physicians due to Carpal Tunnel Syndrome and carpal tunnel release operations are the second most common surgical procedure in the U.S. (and growing today);
     * OSHA studies show Carpal Tunnel Syndrome has the highest median days away from work (25 days);

     A Cumulative Trauma Disorder News survey revealed that Carpal Tunnel Syndrome is the costliest Cumulative Trauma Disorder.

THE CAUSE OF KEYBOARD RELATED INJURIES

     The increasing use of computers at work and home has resulted in a growth of keyboard related Repetitive Stress Injuries and Cumulative Trauma Disorders. According to ergonomists and physical therapists, injuries are caused by the following debilitating characteristics of traditional keyboards:

     1. Repetition - traditional keyboards require downward motion for all keystrokes;
     2. Workload - at the end of a typical workday on a traditional keyboard, users fingers have traveled an average of 16 miles and lifted the equivalent of 1.25 tons (Source: Professor R. M. Fernandez, Professor, Stanford University Report dated January 20, 1997 FSM PILOT AT RIO SALADO);
     3. Carpal Tunnel Involvement - traditional keyboards require the involvement of the carpal tunnel for all keystrokes performed;
     4. Hand Tension - traditional keyboards require the user to maintain hand position in a flattened plane hovering above the keyboard;
     5. Wrist Bend - the necessary wrist bend associated with traditional keyboard use further crimps the carpal tunnel, increasing tension and tendon friction;
     6. Upper Body Support - support above a traditional keyboard requires chronic upper body musculoskeletal involvement, spinal compression, and muscle tension;
     7. Hand Pronation - wrist pronation for traditional keyboarding is awkward and fatiguing;
     8. Wrist Motion - as much as 40 degrees of wrist motion is required with traditional keyboard use; and
     9. External Mouse - most standard keyboards require the user to repetitively reach for an external mouse.

THE SOLUTION TO KEYBOARD RELATED INJURIES

     The patented DataHand(R) Ergonomic Keyboard is designed to provide a comfortable and healthful keyboard that addresses each of the traditional keyboards' limitations. No other keyboard available offers the following characteristics:

     1. Repetition - DataHand keyboards divide each finger's workload among five unique keys, with unique directions;
     2. Workload - DataHand keyboards reduce both the force required to activate keys and total finger travel resulting in a 96% reduction in Repetitive Stress Injury exposure (document);
     3. Carpal Tunnel Involvement - only 60% of the DataHand keyboard keys require tendons that travel through the carpal tunnel (document);
     4. Hand Tension - DataHand keyboards allow the hands to work in a relaxed, natural position;
     5. Wrist Bend - unwanted and problematic wrist bends are eliminated 100% with a DataHand keyboard;
     6.   Upper Body Support - DataHand keyboards fully support the hands;
     7. Hand Pronation - hand pronation can be completely eliminated with a DataHand keyboard;
     8. Wrist Motion - 100% elimination of wrist motion with a DataHand keyboard (documentation);
     9. External Mouse - an intrinsic mouse eliminates repetitively reaching an external mouse.

SALES AND MARKETING ANALYSIS

THE MARKET CLIMATE

     The epidemic of keyboard related repetitive stress injuries offer a unique market opportunity for us.

     In August 1998, at the National Academy of Sciences in Washington, D.C., a group of over seventy nationally renowned experts in the field of musculoskeletal disability and occupational medicine examined the most prominent twentieth century studies of musculoskeletal workplace injury and affirmed the reality of work-related causation. Previously, hobbies, housework, heredity, general health, smoking, life-style and other factors were often blamed. The meeting did not deny possible secondary causation, but it pointed to work on the flat keyboards as the major cause.

     In 1999, the Occupational Safety and Health Administration (OSHA) released proposed regulations that favor companies to proactively address the growing epidemic of workplace related injuries. Included in OSHA's standards are keyboard related repetitive stress injuries such as Carpal Tunnel Syndrome and tendonitis. The medical need is significant with the previously mentioned National Center for Health Statistics reporting 849,000 new problem visits (Source: 1999 OSHA Report on Work Place Injuries - Congressional Record) and the U.S. Department of Labor statistic: Carpal Tunnel Syndrome affects some 600,000
U. S. workers each year . OSHA officials have gone on record (Source: 1999 OSHA Report on Work Place Injuries--Congressional Record) that the Department of Labor statistics may underestimate real data by as much as a third.

     In February 2000 a meeting of the larger U.S. corporations' Industrial Relations Executives, CEO's and Ergonomists in Florida affirmed the need to address worker health issues. The emergence of a new corporate ethic was signaled. Presidential candidates were quoted in major national business magazines stating the need to restore disabled workers to productivity.

Corporations were asked to work together to meet the common need for more employable workers.

     Even with the repeal of the Federal Government's OSHA Ergonomics Standard by the George W. Bush administration in February of 2001, many corporations have begun implementing ergonomic programs. This is due to the fact of being sold on ergonomic programs that reduce worker's compensation costs and improve productivity. Also, OSHA will be reissuing new ergonomic rules within a year that focus on carpal tunnel and RSI injuries as reported by the OSHA administration in February, 2001.

     In  addition,  the  Federal  Government's  agencies  have been  required by
Section 508 Federal Acquisition Regulations to make the Internet accessible to the disabled. Further, Section 508 mandates that alternative technology be provided for the disabled as well. Add to this government program, President Bush's New Freedom Initiative that was announced in March 2001. This program when passed will provide nearly $1 Billion over a five year period to provide jobs for the disabled and assistive technology to allow the disabled to work. We intend to work with President Bush's committee (LASER) to promote this program. Finally, every state also has an assistive technology program where equipment is being provided to the disabled.

     We believe this bodes well for us as the DataHand(R) Ergonomic Keyboard is positioned to address these needs, as well as the new ergonomic rules when they are implemented.

MARKETS

THE DATAHAND ERGONOMIC KEYBOARD MARKET

     While our potential DataHand(R) Ergonomic Keyboard customers include any user of a computer keyboard or other keypad data entry device, the current market is more narrowly defined into three distinct sub-markets:

     *    The Enabling and/or Assistive Technology Keyboard Market
     *    The Retail Keyboard Market
     *    The Productivity Keyboard Market
     *    Other Keyboard Markets - Laptop Computers and Games

ENABLING AND/OR ASSISTIVE TECHNOLOGY MARKET

     We have existing knowledge and business development experience within each sub-market. The enabling and/or assistive technology keyboards market meets the needs of people unable to perform work due to debilitating keyboard related injuries such as Carpal Tunnel Syndrome (CTS), tendonitis, or DeQuervain's Syndrome. These keyboard related injuries have been estimated by the U.S. Bureau of Labor Statistics in 1999 (Source: Congressional Record) to account for more than half of reported occupational illnesses and are estimated to significantly affect costs and productivity of 185,000 U.S. companies each year, and cost U.S. businesses billions annually. Further published data supports the growing need for a solution as follows:

     *    Bureau of Labor  Statistics  (1999) reports  Repetitive  Strain Injury
          (RSI) accounts for 66% of all reported occupational illnesses -- the estimated direct costs to businesses was over $25 billion in 1993;

     * OSHA shows CTS as having the highest medium days away from work -- a median of 25 days;
     * A CTD News survey in 1999 revealed that CTS is the costliest Cumulative Trauma Disorder (CTD), with back injuries second. However, after factoring in not only lost days and medical expenses (that, as reported by the Worker's Comp Insurance Board in 1998, alone can reach $29,000) but also temporary help and overall lost productivity , the overall cost could reach many multiples per incident - "each worker's claim for repetitive stress injuries can cost from $20,000 to $100,000", PC WORLD, May, 1993; and
     * The National Institute of Occupational Safety and Health (NIOSH) predicted (Source: 1999 OSHA Report on Workplace Injuries - Congressional Record) that 50% of the work force will suffer from RSIs by the year 2000.

     Further, as CTS problems become better understood, it is expected that both legislation and lawsuits will increase liability costs for many companies. Because of both the human and financial impact of keyboard related injuries, the enabling and/or assistive technology keyboard market is fairly insensitive to price and very reactive to quality and proven solutions such as our DataHand(R) Ergonomic Keyboard.

     The current DataHand(R) Ergonomic Keyboard models serve this market very well at their existing price points. With OSHA standards on musculoskeletal injury imminent, this market is expected to grow quickly and become more lucrative for us. Thanks to the unique DataHand(R) Ergonomic Keyboard features and benefits, no other keyboard product is better poised to address this growing market's needs.

MARKET STRATEGY - ENABLING AND/OR ASSISTIVE TECHNOLOGY KEYBOARD MARKET

     Our DataHand(R) Ergonomic Keyboards stand-alone at the top of this market. Customer access is facilitated by the growth of specialized vendors serving the needs of this market. Computer operators who want to avoid future injury as well as address existing pain residual from work on the traditional flat keyboard are drawn to our DataHand(R) Ergonomic Keyboard's unique design and benefits. As the ergonomic marketplace has grown, our DataHand(R) Ergonomic Keyboards have increasingly been seen by leading vendors in the ergonomic market not just as a potential solution to the problem, but as the only full solution. Other options are increasingly seen as only partial, marginal, or limited, short-term answers.

     This market is approached via our website: Internet marketing; inbound telesales from injured individuals; outbound telesales; and the value-added ergonomic reseller channel. The marketing efforts are directed towards influencers such as physical therapists, ergonomists, assistive and adaptive technology centers, occupational medicine clinicians and therapists, government agencies, worker's compensation personnel, and corporate human resource departments.

THE RETAIL KEYBOARD MARKET

     Companies such as Dell, HP, and Gateway are currently working with DataHand Systems, Inc. to supply our keyboards in the retail market. This focus is to supply our keyboards to their very large retail base. This market sells a keyboard with every new computer, currently estimated by Dell, HP and Gateway at over 100 million new computer keyboards per year.

MARKET STRATEGY - RETAIL KEYBOARD MARKET

     We will continue to market our keyboards via our website (www.datahand.com), distributors, resellers and direct sales to enter the retail keyboard market. Website traffic additional sales increase will be by utilizing known web resources. The following breakdowns are the average number of sites listed under each sub category on three major search engines (Yahoo, Lycos, and NorthernLight) for the keyword: ERGONOMICS as of June 30, 2001:

     Companies (61)
     Conferences (3)
     Institutes (10)
     Organizations (4)

SEARCH ENGINE REGISTRATION: (PLACEMENTS FOR GENERATING WEB TRAFFIC)

Major Search Engines: (9)

     AltaVista
     DejaNews
     Excite
     Hotbot
     Infoseek
     Lycos
     Snap Online
     Websearch
     Yahoo

Manual Search Engines: (325)

Search Engines: (101)

Regional Engines: (165)

Link Lists Engines: (412)

     Market knowledge and demand will also be increased by focused advertising utilizing selected periodicals serving the targeted markets. Market knowledge and demand will also be increased by focused advertising utilizing selected periodicals serving the targeted markets. These periodicals include:

The American Industrial Hygiene Association Journal        Aviation, Space and Environmental
AIIE Transactions                                          Medicine
Annals of Occupational Hygiene                             British Journal of Industrial Medicine
Applied Ergonomics                                         Clinical Biomechanics
Applied Industrial Hygiene                                 CTD News
Applied Occupational and Environmental Hygiene             Ergonomics Abstracts
The Human Factors and Ergonomics Society                   Ergonomics in Design
Elsevieer Science Publishing                               Human Factors and Ergonomics Society
Institute of Industrial Engineers                          International Journal of Systems
Journal of Applied Biomechanics                            Automation
Journal of  Biomechanics                                   Taylor and Francis
Journal of the Society for Health Systems                  Journal of Biomechanical Engineering
International Journal of Industrial Ergonomics             Journal of Occupational Medicine
Journal of Safety Research                                 International Journal of Human Factors
Occupational Safety and Health Reporter-Current            in Manufacturing
Report                                                     Scandinavian Journal of Work,
Occupational Safety and Health Reporter-Decisions          Environment  and Health
Sound and Vibration                                        Workplace Ergonomics

     We also plan to license the product to a large and well-respected computer company at an attractive wholesale price justified by the proprietary value of the DataHand(R) product name and technology. This strategy will enable computers to be sold with a competitively priced DataHand(R) keyboard at the original point of sale. We believe that once the right technology partner is acquired (IBM, Dell, Gateway, etc.), our DataHand(R) keyboard will quickly establish market share. Rapid growth in sales volume will result as the ergonomic liability and lower productivity of the traditional keyboard becomes more widely understood.

THE PRODUCTIVITY KEYBOARD MARKET

     This market is defined as the corporate and/or government data entry market in need of keyboard solutions that offer increased typing speed, improved typing accuracy and reduced keyboard related fatigue. In this market, our DataHand(R) Ergonomic Keyboards compete against the less efficient and injurious standard keyboards and keypads with our DataProof 10-Key and Professional II keyboard models. These models feature user-defined programmability in addition to a more efficient design. We have existing reference accounts in this market segment. Typical customers include high volume data entry applications such as banks and data processing centers.

MARKET STRATEGY - PRODUCTIVITY KEYBOARD MARKET

     We have market experience selling keyboards based on productivity improvement. We plan to partner with a large data entry hardware manufacturer (discussions with UNISYS began in 1997) and/or innovative computer manufacturers to assist in productivity keyboard sales and marketing strategies. This market is virtually untapped, and no other keyboard manufacturer is better positioned to make productivity market advances. We and our partner(s) will approach this market via direct sales efforts, outbound telesales, OEM relationships, and data application trade shows and publications. The marketing efforts are directed towards influencers such as workflow managers, operations managers, and data entry hardware product managers.

OTHER KEYBOARD MARKETS - LAPTOP COMPUTERS AND GAMES

     Laptop computers are among the fastest growing sectors of the computer market. Some projections are that the number of laptop computers may exceed the number of desktop computers within this decade (Source: Frost & Sullivan U.S. MARKETS FOR COMPUTER KEYBOARDS AND POINTING DEVICES--1997). The opportunity to license our DataHand(R) technology for inclusion with a laptop computer may be of considerable value. Our DataHand(R) keyboard design incorporated into laptop computers would offer several advantages. Because DataHand(R) keyboard operation does not require the user to look at his or her hands, the computer screen can be placed on a more horizontal, rather than vertical, plane above the hands. This screen over hands position will allow the computer screen to be closer to the user, with a more perpendicular line of sight. In this way, the computer workspace can be physically more compact and offer better balance. Our DataHand(R) keyboard provides an integrated mouse that many users may prefer over touch-pads or force-gage (eraser style) pointer devices that many laptop computers must include. Additionally, our DataHand(R) keyboard may be grasped to facilitate stabilization during typing on the lap. Although we do not plan to manufacture a laptop computer, we will seek to license this technology to other computer manufactures.

     Game console unit sales for several of the more popular systems are already measured in millions of units. New game consoles are under development by companies such as Sony, Nintendo, Calico and Atari. The potential to license DataHand(R) technology to one or more of these manufacturers exist as a part of the standard game unit or as an available accessory to provide several significant advantages. Our DataHand(R) technology provides comfort and the extra utility than a conventional keyboard. A key entry device is important because many new game units are intended to be multi-functional, serving as more than simple game controllers. For example, the new Sony units are planned to have Web-TV capability, and others may have the ability to read and send E-mail. Some units may also include basic word processing, printing capability and educational programming that would require full keyboard usage. Our DataHand(R) keyboard technology could be used for typing and provide new and more fun gaming features that are not supported by a conventional keyboard.

SALES, MARKETING AND DISTRIBUTION PROGRAMS:

     *    DISTRIBUTORS - enroll major distributors serving the targeted markets:
          Ingram Micro, Synnex and Tech Data - total sales 2000 about $60B (Source: Annual Reports for Ingram Micro, Synnex and Tech Data).
     * RESELLERS - sign on (5) major resellers focusing on the targeted markets.
     * CATALOG SALES - place advertisements in (3) major print and (3) major electronic magazines.
     * WEB SITE - use latest electronic sales and web site design technology to generate increasing web site visits and sales.

     Our marketing plan requires the markets and distribution channels of distributors and resellers. These companies play a major roll to increase sales significantly in the first six months following our obtaining of additional financing. There are approximately 70 thousand resellers purchasing from the top four distributors, approximately 5000 electronic reseller and in excess of 100 catalog companies (Source: Catalog of Resellers - Public Library). With our planned marketing campaign to these resellers, we will see a major influx of orders. As a supplier, we will be required to ship within 2 1/2 weeks to distributors and resellers. Further, the in-house sales staff will concentrate on call centers, brokerage firms, financial institutions and corporations with 50 employees or more and require a ship time frame of 0-30 days.

TRAINING

     Training and system implementation consulting is a separate revenue model that offers great potential for us. We have the capability to assist clients with the DataHand(R) Ergonomic Keyboard implementation and with evaluating and improving their data entry business processes. This involves project planning and management, application and business process analysis, user training, and change management training. Through this process, we can add value and increase the prospect of a successful implementation and also create and operate a very profitable data entry productivity improvement consulting business.

     Our training programs are designed to assist an individual or business with implementing a new keying technology and improving productivity. In order to best maximize the benefits of our products, training is an integral component of our experience and is designed to match the users specific goals and needs in an efficient and effective manner. All employees need freedom from pain to perform their job productively that will provide positive benefits both to the company and the employee.

     For individual unit sales, training tools are provided and have proven to be effective in both minimizing the time needed for learning and maximizing the return on investment. Due to these users' particular health problems and/or the productivity benefits, they are highly motivated to learn to use our DataHand(R) Ergonomic Keyboard. Individual unit purchasers occasionally purchase one-on-one training.

     In the future, training tools will be offered through our web site, as well as being delivered with each individual unit and through training courses offered and taught by our qualified and licensed trainers.

INTERNET ADVERTISING

     We desire to enter into advertising agreements with internet providers such as AOL and Lycos pursuant to which these companies will display Internet banner advertisements for DataHand(R) Ergonomic Keyboard. We want these advertisements to appear when users of AOL and Lycos search for certain key words, such as "keyboards." The advertisements will allow users to click on the advertisement to link directly to our Web site. We anticipate that the agreements will require us to pay the portal sites based on the number of impressions we receive. We plan to initiate these advertisements during the last quarter of 2001. We also intend to continue to seek new opportunities to expand our presence within top-tier portal sites and highly trafficked content sites.

OFFLINE ADVERTISING

     We intend to actively pursue a variety of offline advertising channels to promote the DataHand(R) Ergonomic Keyboard in the magazines and journals listed above. Our efforts in this area will focus on promoting the brand through print advertisements. While we have not spent significant marketing dollars in this area in the past, we expect to significantly increase our offline advertising campaign in the future.

COMPETITION

     The DataHand(R) Systems products serves two distinct markets: corporate (and government) data entry systems and ergonomic keyboards. Data entry system devices are employed on equipment such as mail sorting machines and check sorters. This type of equipment has traditionally been supplied with either a standard keyboard or a numeric keypad for corporate data entry. Corporate and government data entry systems are DataHand's(R) primary market. DataHand(R) competes against the less efficient standard keyboards and keypads with the data Proof (10 Key) and Professional II models, which feature programmability in addition to improved design, to support a wide variety of processing applications.

     The ergonomic keyboard market is more consumer focused and subdivided into two parts one again. The first category includes keyboards that consist of a split, but attached, keyboard angled to align with the typist's writs through a wave-like wrist rest such as Microsoft's Natural keyboard. PC Concepts and Adesso are also competitors in this market and the three together have approximately 87% of the total ergonomic keyboard market. The second segment, that includes the DataHand(R), is all other ergonomic keyboards in a wide array of shapes and configurations. DataHand(R) stands alone at the high end of this market with its uniquely patented keyboard technology providing minimum motion and force and ideal posture and the only proven health and comfort and productivity benefits.

     Currently there is minimal awareness of the DataHand(R) System. However, in the past two years as the wrist and arm health problem related to computer usage have increased tremendously and have become increasingly recognized, DataHand(R) is now seen as a potential solution to the problem, and even as THE only solution. Despite the limited awareness, interested prospects find DataHand(R) on the Internet and purchase the product. Companies that have purchased in this manner include MIT (15 units), Intel, Silicon Graphics, Hewlett Packard (5 units), Analog Devices, Cisco, Lucent, Caterpillar, Motorala, Netscape, US Airways and many others.

     Our marketing plan has been developed to address the markets served. The Plan includes the initiation of research projects, the creation of database marketing, the development of sales aids (including a video to be mailed to prospects and a PC based sales presentation), increased advertising (principally on Internet search engines and in trade publications, including journals), development of a enhanced marketing materials (including client case studies, research synopses and client testimonials), formation of a medical and ergonomic advisory board and "productizing" training and installation programs, with possible performance guarantees.

     We have identified four sales channels. In the corporate (and government) data entry systems market, there are two sub markets: speed/productivity and RMI prevention or relief for those already injured. In the individual user markets there are also two dub markets: rehabilitation and retail. These markets are very different, and our marketing plan identifies different strategies for each. The following is a description of each market and the strategies for attacking them.

     First, the CORPORATE DATE ENTRY (SPEED/PRODUCTIVITY) market is approached via direct sales efforts that have already begun. The target of these selling efforts is the data entry production manager who is seeking to increase productivity. The Plan provided for the adding of a Vice President of Sales, who is Mr. Robert Caplan, four direct sales personnel in the calendar year 2001 and substantially increased sales personnel in subsequent years. Leads for direct sales will be generated primarily through telemarketing directly to the operating manager.

     Second, the RMI PREVENTION COMPONENT OF THE ERGONOMIC KEYBAORD MARKET is approached via direct sales and indirectly through corporate safety consultants. The target of these selling efforts are the managers of human resources, risk management and occupational safety and include the person responsible for managing workman's compensation insurance expense. The Plan is to approach this market directly through telesales that will be accomplished in-house or through outsourcing. Corporate safety consultants will also be approached via telemarketing and telesales.

     Third, the REHABILITATION COMPONENT OF THE ERGONOMIC KEYBOARD MARKET is approached through inbound telesales, outbound telesales to hand therapists, and the ergonomic reseller channel. The target of these selling efforts is the injured individual. Inbound telesales is currently underway and is based on our Internet web site with calls taken by one sales person. The activity is being actively managed (using search engine management and banner advertising) to increase the number of injured workers who are directed to the web site. The resale channel marketing efforts are directed towards influencers such as physical therapists, government agencies, ergonomic resellers and corporate human resource departments.

     Fourth, the RETAIL individual user market will be approached through licensing. It is believed that the product will be licensed at 12.5% of the wholesale price that is justified by the proprietary nature and significant benefit provided by the DataHand(R) product.

INTELLECTUAL PROPERTY

     The following is a list of the DataHand(R)patents (both U.S. and foreign) and trademarks.

                                     PATENTS

         TITLE                         PAT. #          COUNTRY        ISSUED
         -----                         ------          -------        ------
Alpha Numeric Keyboard                 0279553           EPO           2/2/88
Alpha Numeric Keyboard                 4,913,573         U.S.          4/3/90
Comb. Computer Keyboard &
Mouse Date Entry System                4,917,516         U.S.         4/17/90
Data Entry Terminal (Design)           D311,522          U.S.        10/23/90
Date Entry Device                      M8904784.2        Germany       7/7/89
Data Entry Device                      0057386                        7/17/89
Data Entry Device                      894,920           France        5/9/90
Data Entry Device                      1,060,442         U.K.          5/9/90
Switch Assembly                        5,514,866         U.S.          5/7/96
Switch Assembly (design)               D362,425          U.S.         9/19/95
Keyboard (design)                      5,376,764         U.S.         3/21/95
Three Way Switch                       5,743,666         U.S.         12/27/94
Adjustable Keyboard                    5,743,666         U.S.         4/28/98
Magnetically Enhanced Membrane Switch  5,921,382         U.S.         7/13/99

                                   TRADEMARKS

  MARK                                 REG. #                         ISSUED
  ----                                 ------                         ------
DataHand                               1,741,088                     12/22/92

ENVIRONMENTAL MATTERS

     Our business does not involve the use, handling, storage and disposal of potentially toxic substances or wastes. Accordingly, we are not subject to regulation by federal, state, and local authorities establishing requirements for the use, management, handling, and disposal of these materials and health and environmental quality standards, liability related to those standards, and penalties for violations of those standards. We believe that we do not have any material environmental liabilities. Compliance with environmental laws, ordinances and regulations has not had, and we do not expect such compliance to have, a material adverse effect on our business, financial condition, or results of operations.

INSURANCE

     We maintain an insurance policy that covers our property and provides general liability coverage of $1,000,000 per occurrence with a $2,000,000 aggregate. We believe our insurance coverage is adequate.

EMPLOYEES

     As of September 1, 2001, we had 16 employees, including 8 in production, 4 in sales and marketing and 4 in management and administrative support. We have experienced no work stoppages and are not a party to a collective bargaining agreement. We believe that we maintain good relations with our employees.

SPECIAL CONSIDERATIONS

     You should carefully consider the following risk factors, in addition to those discussed elsewhere in this Report, in evaluating our business.

WE WILL NEED ADDITIONAL CAPITAL TO EXPAND OUR BUSINESS.

     We historically have secured financing for operations, the acquisition of additional inventory and equipment, and the development of our products through private placements of equity securities and from loans. We had outstanding short-term notes payable and capital lease obligations totaling approximately $298,500 on September 30, 1999, $496,349 on September 30, 2000 and $147,606 on
June 30, 2001. Each figure includes yearly leases of $82,008 for office rent and office equipment leases We have incurred significant losses since inception and will be required to seek additional equity or debt financing to further develop our products and to establish our manufacturing operations, to finance future acquisitions or develop new product lines, to obtain equipment and inventory necessary to expand our in-house production capabilities, or to provide funds to take advantage of other business opportunities. The timing and amount of any such capital requirements cannot be predicted at this time. We have from time to time encountered difficulties in obtaining adequate financing on acceptable terms and there can be no assurance that such financing will be available on acceptable terms in the future. If such financing is not available in sufficient amounts or on satisfactory terms, we may be unable to repay creditors or to continue as a going concern. Our inability to obtain adequate financing on a timely basis also could adversely affect our operating results, may require us to restructure our business and operations, and could significantly interfere with our efforts to expand our business at the desired rate. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to our existing stockholders.

WE HAVE EXPERIENCED LOSSES FROM OPERATIONS, OUR AUDITORS' REPORT ON OUR FINANCIAL STATEMENTS IS QUALIFIED WITH RESPECT TO OUR ABILITY TO CONTINUE AS A GOING CONCERN, AND OUR FUTURE PROFITABILITY IS UNCERTAIN.

     We have incurred operating losses since inception, and reported a net loss of $918,233 for the year ended September 30, 1999. As of September 30, 2000 we had an accumulated deficit of $849,077. Losses incurred during fiscal 2000 and 2001 are attributable primarily to expenses we incurred to develop, enhance and market our DataHand(R) Ergonomic Keyboard. We cannot assure you that we will generate sufficient operating revenue, expand sales of our products and services, or control our costs sufficiently to achieve or sustain profitability. Our financial statements for the year ended September 30, 2000 and the nine months ended June 30, 2001, have been prepared assuming that we will continue as a going concern. The report by our independent public accountants on our financial statements for the year ended September 30, 2000 states that the significant losses and our working capital deficiency as of that date make our ability to continue as a going concern uncertain. Our financial statements for the year ended September 30, 2000 do not include any adjustments relating to the realization of assets and the satisfaction of liabilities that might result in the event that we become unable to continue as a going concern.

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH YOU CAN EVALUATE OUR POTENTIAL FOR FUTURE SUCCESS.

     Our company was incorporated in 1995 and we did not commence active business operations in the industry until 1996. Accordingly, we have a limited operating history and limited historical financial information upon which you can evaluate our existing business and our potential for future success. We face numerous risks, expenses, delays, and uncertainties associated with establishing a new business, especially in the new and rapidly evolving computer technology. Some of these risks and uncertainties relate to our ability to

     *    develop brand awareness and brand loyalty,
     *    increase traffic to our web site;
     *    increase customer acceptance of our products and services,
     *    develop and renew strategic relationships,
     * obtain access to new product and service offerings or distribution channels,
     * anticipate and adapt to the changing market for computer equipment and electronic commerce,
     * provide or contract for satisfactory customer service and order fulfillment, and
     *    integrate any acquired businesses, technologies and services.

     We may not be successful in addressing these risks and uncertainties. The failure to do so would materially and adversely affect our business.

     As a result of our limited operating history, our plan for rapid growth, the changing nature of computer technology and the increasingly competitive nature of the markets in which we compete, our historical financial data is of limited value in anticipating future operating expenses. Our planned expense levels will be based in part on our expectations concerning future revenue, which is difficult to forecast accurately based on our stage of development. We may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenue. Further, business development and marketing expenses may increase significantly as we expand operations. To the extent that these expenses precede or are not rapidly followed by a corresponding increase in revenue, our business, operating results and financial condition may be materially and adversely affected.

WE DEPEND ON KEY MANAGEMENT AND OTHER PERSONNEL.

     We depend upon the expertise and business connections of our executive officers and other key personnel, particularly James A. Cole, our Chief Executive Officer and Chairman of the Board, Scott R. Scartozzi, our President, Dennis J. Monroe, our Vice President of Operations, Dale J. Retter, our Director of Research and Development, Robert Caplan, our Vice President of Sales, and Dan Kass, our Vice President of Sales-Midwest Division. Our future success also will depend upon our ability to attract and retain qualified personnel. The loss of Messrs. Cole, Scartozzi, Monroe, Retter, Caplan and/or Kass' services or the services of our other key personnel, or our inability to attract and retain qualified personnel in the future, could have a material adverse effect on our business.

WE MAY NOT BE COMPETITIVE IF WE FAIL TO ENHANCE OUR PRODUCT AND SERVICE OFFERINGS AND DISTRIBUTION CHANNELS.

     The failure to develop or acquire new or enhanced products, services, distribution channels, and online features and functions could have a material adverse effect on our business. To remain competitive, we must continue to

     * expand our product and service offerings and develop or acquire new distribution channels,
     * enhance our offerings of ergonomic related news, information, and features,
     * enhance the ease of use, responsiveness, functionality, and features of DataHand(R) Ergonomic Keyboard,
     *    attract and retain additional staff, and
     * improve the consumer knowledge and purchasing experience on our planned network of Web sites.

     These efforts may require us to develop or license increasingly complex technologies. We may not be successful in developing or introducing new products, services, distribution channels, and online features and functions and the products, services, channels, features, and functions that we develop may not result in increased revenue. We also may not be able to develop, acquire, or enter into alliances for Web sites designed to attract consumers and suppliers of computer products.

     Developing, launching, and promoting new product and service offerings or expanding into new markets will require us to make significant investments of financial, management, and operational resources. These efforts also could strain our ability to support our existing business and product and service offerings or to provide an enjoyable online experience to visitors to our network. Our business could be materially and adversely affected if we fail to achieve these goals.

CHANGES IN ECONOMIC CONDITIONS AND CONSUMER SPENDING MAY ADVERSELY AFFECT OUR BUSINESS.

     The computer industry is subject to cyclical variations. Declines in consumer confidence levels, even if prevailing economic conditions are favorable, can also adversely affect consumer spending on computers and related technology. Our success depends in part upon a number of economic factors relating to discretionary consumer and business spending, including employment rates, business conditions, future economic prospects, interest rates and tax rates. We are unable to estimate the impact, if any, of the acts of terrorism recently unleashed on the United States on our business.

WE MAY INCUR SIGNIFICANT EXPENSES IN AN UNSUCCESSFUL ATTEMPT TO PROMOTE AND MAINTAIN RECOGNITION OF THE DATAHAND(R) BRAND.

     Our success depends in part on our ability to build the brand identity of DataHand(R) Ergonomic Keyboards. We may incur significant marketing costs in our effort to create and maintain a strong brand identity. We will require significant additional capital to build our brand identity, distinguish the DataHand(R) Ergonomic Keyboards brand and successfully grow our business. Our business, operating results and financial condition could be materially and adversely affected if we cannot obtain sufficient capital for these purposes or if we incur excessive expenses in an unsuccessful attempt to promote and maintain recognition of the DataHand(R) Ergonomic Keyboards.

OUR FAILURE TO DEVELOP AND MAINTAIN AN EFFECTIVE SALES AND MARKETING FORCE COULD ADVERSELY AFFECT OUR BUSINESS.

     We currently do not employ an experienced sales and marketing team, other than our senior management. Establishing our sales and marketing team will involve a number of risks, including the following:

     * we may not have adequate financial and marketing resources to establish such a team,
     * we may be unable to hire, retain, integrate, and motivate sales and marketing personnel and their support staff, and
     * new sales and marketing personnel may require a substantial period of time to become productive.

OUR FAILURE TO EFFECTIVELY MANAGE OUR GROWTH COULD IMPAIR OUR BUSINESS.

     Our failure to manage our growth effectively could have a material adverse effect on our business, operating results, and financial condition. In order to manage our growth, we must take various steps, including the following:

     *    arrange necessary capital to expand our facilities and equipment,
     *    obtain products and services from third parties on a timely basis, and
     *    successfully hire, train, retain, and motivate additional employees.

     We anticipate that our future growth in our operations will place a significant strain on our management systems and resources. We will be required to increase staffing and other expenses as well as make expenditures on capital equipment to attempt to meet the anticipated demand of our customers. We may increase our expenditures in anticipation of future orders that do not materialize, which would adversely affect our profitability.

WE MAY BE UNABLE TO IDENTIFY OR SUCCESSFULLY INTEGRATE POTENTIAL ACQUISITIONS.

     We may wish to acquire complementary businesses, products, services or technologies in the future. We may not be able to identify suitable acquisition candidates or make acquisitions on commercially acceptable terms. Any acquisitions would be accompanied by other risks commonly encountered in such transactions, including the following:

     * difficulties related to integrating the operations and personnel of acquired companies,
     * the additional financial resources required to fund the operations of acquired companies,
     *    the potential disruption of our business,
     * our ability to maximize our financial and strategic position by the incorporation of acquired technology or businesses with our product and service/training offerings,
     * the difficulty of maintaining uniform standards, controls, procedures, and policies;
     *    the potential loss of key employees of acquired companies,
     * the impairment of employee and customer relationships as a result of changes in management, and
     *    the incurrence of significant expenses in consummating acquisitions.

WE MAY BE UNABLE TO SUPPORT INCREASED VOLUME ON OUR WEB SITE.

     Growth in the number of users accessing our Web site may strain or exceed the capacity of the computer systems of our Internet hosting service and lead to impaired performance or system failures. The current systems of our Internet hosting service may be inadequate to accommodate rapid traffic growth on our network. If this occurs, customer service and satisfaction may suffer, which could lead to dissatisfied users, reduced traffic, and an adverse impact on our business. Our Internet hosting service plans to upgrade and add to our existing technology and network infrastructure and to implement new systems so that our network can perform better and handle increased traffic. Failure to implement these systems effectively or within a reasonable period of time could have a material adverse effect on our business, operating results, and financial condition.

WE FACE INTENSE COMPETITION.

     Our ability to compete successfully depends on a number of factors both within and outside our control, including the following:

     * the quality, features, diversity, and prices of our products and services,
     * our ability to generate traffic to our DataHand(R)Ergonomic Keyboard brand,
     * our ability to develop new products and technology and service offerings,
     *    our ability to develop and maintain effective marketing programs,
     *    the quality of our customer service,
     * our ability to recognize industry trends and anticipate shifts in consumer demands,
     *    product introductions by our competitors,
     * the number, nature, and success of our competitors in a given market, and
     *    general market conditions.

Because these factors change rapidly, customer demand also can shift quickly. We could experience a material adverse effect on our business, operating results, and financial condition if we are unable to respond quickly to market changes or a slowdown in demand for the products we sell and services we provide.

SERVICE FAILURES OR INTERRUPTIONS COULD ADVERSELY AFFECT OUR BUSINESS.

     Any sustained or repeated failure or interruption in our computer systems or the computer systems or equipment of our Internet hosting service would reduce the appeal of our Web site to customers and potential customers. Unanticipated problems affecting these systems may cause interruptions in our marketing activities. Interruptions or failures could result if we fail to maintain our systems, our Internet hosting service fails to maintain its computer systems and equipment in effective working order, or if telecommunications providers fail to provide the capacity we require. Our Internet hosting service also must protect its computer systems against damage from fire, power loss, water, vandalism, terrorism and other malicious acts, and similar unexpected adverse events. In addition, our potential customers depend on telecommunications providers, Internet service providers, and network administrators for access to our Web site. The systems and equipment of our Internet hosting service could experience outages, delays, and other difficulties as a result of system failures unrelated to its systems. Any damage, interruption, or failure that interrupts or delays our operations could cause users to stop using our services and have a material adverse effect on our business.

FAILURE OF OUR ONLINE SECURITY MEASURES COULD ADVERSELY AFFECT OUR BUSINESS.

     As with any computer network, our network is vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions. We expect that these problems will occur from time to time. Security breaches and inadvertent transmissions of computer viruses could expose us to litigation or to a material risk of loss, which could have a material adverse effect on our business.

     We rely on technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as consumer credit card numbers. Unauthorized persons may be able to compromise or breach the algorithms that we use to protect our consumers, transaction data, or software, to misappropriate proprietary information, or to cause interruptions in our operations. We may be required to invest a significant amount of money and other resources to protect against security breaches or to alleviate problems caused by any breaches that do occur. Any well-publicized compromise of security could deter use of the Internet in general or use of our network to conduct commercial transactions.

WE HAVE LIMITED PROTECTION OF OUR INTELLECTUAL PROPERTY, AND OTHERS COULD INFRINGE ON OR MISAPPROPRIATE OUR RIGHTS.

     Our performance and ability to compete will depend on recognition of the DataHand(R) Ergonomic Keyboard brand and the quality of our technology. We rely upon intellectual property and related laws to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult. Our failure to adequately protect our intellectual property could materially and adversely affect our business, operating results, and financial position.

     Our business and ability to compete will depend to a significant degree on the value of our various patents, tradenames and marks, as well as our proprietary technology and other rights that we own or that we license from third parties. Our competitors or others may adopt product or service names similar to our service marks or trademarks, which could impede our ability to build brand identity and could lead to customer confusion. We have registered our patents, trademarks or service marks in the United States, Germany, Italy, France and the United Kingdom. We may not be able to obtain effective patent, trademark, service mark, copyright, and trade secret protection in other countries in which our products and services are made available. We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights or to defend against claims of infringement. Litigation can be very expensive and can distract management's time and attention, which could adversely affect our business. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation.

WE OWN THE TECHNOLOGY, PATENTS AND TRADEMARKS ON WHICH WE RELY.

     We rely on a combination of patent and trademark laws, confidentiality procedures and contractual provisions to protect our intellectual property. We may receive notices from third parties that claim the products, software or other aspects of our business that we own or have the right to use infringe their rights. Any future claim, with or without merit, could result in significant litigation costs and diversion of resources, including the attention of management, and could require us to enter into royalty and licensing agreements, all of which could have a material adverse effect on our business, financial condition, and results of operations. These royalty and licensing agreements, if required, may not be available on terms acceptable to us or at all. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of our management's attention and our other resources, which could have a material adverse effect on our business, financial condition, and results of operations.

"PENNY STOCK" RULES MAY MAKE BUYING OR SELLING COMMON STOCK DIFFICULT.

     Our common stock will be subject to the "penny stock" rules as promulgated under the Securities Exchange Act of 1934. These rules require any broker or dealer engaging in a transaction in our common stock will be required to provide each customer with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market values of our securities held in the customer's accounts. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. Certain brokers and dealers are less willing to engage in transactions involving "penny stocks" as a result of the additional disclosure requirements described above, which may make it more difficult for holders of our common stock to dispose of their shares.

SALES OF LARGE NUMBERS OF SHARES COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

     Sales of substantial amounts of common stock by our shareholders, or even the potential for such sales, are likely to have a depressive effect on the market price of our common stock and could impair our ability to raise capital through the sale of equity securities. Of the 15,199,657shares of common stock outstanding as of June 30, 2001, approximately 3,395,433 shares are eligible for resale in the public market without restriction unless held by an "affiliate" of our company, as that term is defined under applicable securities laws. The approximately 11,804,224 remaining shares of common stock currently outstanding are "restricted securities," as that term is defined in Rule 144 under the securities laws, and may be sold only in compliance with Rule 144, pursuant to registration under the securities laws, or pursuant to an exemption from the securities laws. Affiliates also are subject to certain of the resale limitations of Rule 144. Generally, under Rule 144, each person who beneficially owns restricted securities with respect to which at least one year has elapsed since the later of the date the shares were acquired from us or an affiliate of ours may, every three months, sell in ordinary brokerage transactions or to market makers an amount of shares equal to the greater of 1% of our then-outstanding common stock or, if the shares are quoted on a stock exchange or Nasdaq, the average weekly trading volume for the four weeks prior to the proposed sale of such shares. Sales under Rule 144 also are subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about our company. A person who is not an affiliate, who has not been an affiliate within three months prior to sale, and who beneficially owns restricted securities with respect to which at least two years have elapsed since the later of the date the shares were acquired from us or from an affiliate of ours is entitled to sell such shares under Rule 144(k) without regard to any of the volume limitations or other requirements described above.

WE DO NOT PLAN TO PAY CASH DIVIDENDS.

     We have never paid any cash dividends on our common stock and do not currently anticipate that we will pay dividends in the foreseeable future. Instead, we intend to apply earnings to the expansion and development of our business.

CHANGE IN CONTROL PROVISIONS MAY ADVERSELY AFFECT EXISTING STOCKHOLDERS.

     Our Articles of Incorporation and Delaware law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when those attempts may be in the best interests of our shareholders. Our articles of incorporation also authorize our board of directors, without shareholder approval, to issue one or more series of preferred stock, which could have voting, liquidation, dividend, conversion, or other rights that adversely affect or dilute the voting power of the holders of our common stock.

OUR ACTUAL RESULTS MAY DIFFER FROM THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT.

     Certain statements and information contained in this Report concerning our future, proposed, and anticipated activities, certain trends with respect to our revenue, operating results, capital resources, and liquidity, or with respect to the markets in which we compete or the fine arts industry in general, and other statements contained in this Report regarding matters that are not historical facts are forward-looking statements, as that term is defined in the Securities Act of 1933. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under this Part 1, Item 1, "Description of Business - Special Considerations."

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS.

                            SELECTED FINANCIAL DATA

     The following table summarizes certain selected consolidated financial data and is qualified in its entirety by the more detailed Consolidated Financial Statements and Notes thereto appearing elsewhere in this Report. The data has been derived from the financial statements audited by Shelley, CPA, independent certified public accountant.

                                                    YEAR ENDED      YEAR ENDED      YEAR ENDED     PERIOD ENDED
                                                   ------------    ------------    ------------    ------------
                                                   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,     JUNE 30,
                                                       1998            1999            2000            2001
                                                   ------------    ------------    ------------    ------------
STATEMENTS OF OPERATIONS:
INCOME
  SALES AND TRAINING                               $    278,163    $    195,789    $    153,966    $    152,971

COST OF SALES                                           434,672         160,776         233,683          92,349
                                                   ------------    ------------    ------------    ------------
  GROSS PROFIT                                         (156,509)         35,013         (79,717)         60,622

EXPENSES
  SALES AND MARKETING                                   450,418         117,606          37,833          93,603
  GENERAL AND ADMINISTRATIVE                            975,374         622,069         263,536         149,802
  RESEARCH AND DEVELOPMENT                              354,094          77,895          17,520          14,511
  DEPRECIATION EXPENSE                                  168,303         113,689          52,819          53,118
  INTEREST EXPENSE                                       32,631          21,987          12,809          38,772

  TOTAL EXPENSE                                       1,980,820         953,246         384,517         349,806
  LOSS BEFORE PROVISION FOR
  INCOME TAXES                                       (2,137,329)       (918,233)       (464,234)       (289,184)
PROVISION FOR INCOME TAXES                                    0               0               0               0
                                                   ------------    ------------    ------------    ------------
NET INCOME (LOSS)                                    (2,137,329)       (918,233)       (464,234)       (289,184)
                                                   ============    ============    ============    ============
BASIC EARNINGS
  (LOSS) PER COMMON SHARE                                 (0.23)          (0.09)          (0.04)          (0.02)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES        9,199,209      10,242,374      11,209,996      12,969,165

DILUTED EARNINGS (LOSS) PER COMMON SHARE                   (.20)          (0.07)          (0.03)          (0.02)

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES     10,920,323      13,290,090      14,508,450      16,425,902

  The notes to the financial statements attached as an exhibit are an integral part of this Comparative Statement of Operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Our goal is to become the recognized leader in profitably manufacturing and marketing proprietary computer keyboards for the commercial, industrial and consumer markets for the benefit of our customers, employees and shareholders by designing and marketing human to computer interface technology, and ergonomic products for business-to-business and business-to-consumer markets. We believe that our strong patented technology and know-how will enable us to achieve our goal.

     We are a Delaware corporation formed in November 1994. Our primary business is the sale, marketing, manufacture, licensing and development of innovative, high-value computer data input services. On January 27, 1995, we merged with Industrial Innovations, Inc., an Arizona corporation founded in October 1987. We were the surviving legal entity. As a result of the merger, each outstanding share of common stock held by the shareholders of Industrial Innovations, Inc., was exchanged for one share of our common stock. DataHand(R) is a registered trademark of ours.

     Our operations to date have included assembling our management, marketing and sales, and product development personnel, forming strategic relationships with vendors, securing financing and launching the initial commercial production of our DataHand(R) System.

     Our DataHand(R) Ergonomic Keyboard is well positioned to take advantage of the $3.2 billion corporate data entry systems market and the rapidly growing $600 million ergonomic keyboard market. Product development, testing and test marketing of DataHand(R) ergonomic keyboards have been completed and the results are compelling. DataHand(R) keyboards have repeatedly proven to be more healthful, comfortable, productive, accurate and enabling than traditional flat keyboards. Full-scale production commenced in October 1998 with sales and marketing starting shortly thereafter. With OSHA regulations regarding worker health and safety imminent and with a growing number of keyboard related injuries worldwide, the ergonomic keyboard market offers tremendous room for growth. Thanks to strong patent positions and existing market penetration, no other keyboard manufacturer is better positioned to exploit this new market than we are.

     During fiscal 2000 we derived our revenue from the sales of our DataHand(R) Ergonomic Keyboards. Cost of sales includes raw materials and labor. Operating expenses include general corporate expenses, sales salaries, product development costs, taxes, and fringe benefits, as well as the cost of support services to the continuing development of our technology and new products.

RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 2000 AND THE PERIOD ENDED JUNE 30, 2001

     REVENUE. Revenue for the year ended September 30, 2000 totaled $153,966. Revenue for the year ended September 30, 1999 totaled $195,789. Revenue for the nine months ended June 30, 2001 totaled $152,971. The change in revenue is attributable to increased sales of our DataHand(R) Ergonomic Keyboards.

     COST OF GOODS SOLD; GROSS PROFIT. Cost of goods sold totaled $233,683 during the year ended September 30, 2000 and $160,776 during the year ended September 30, 1999. Cost of goods sold totaled $92,349 during the nine months ended June 30, 2001. Gross profit (loss) was ($79,717), or approximately 152% of revenue, in fiscal 2000 and was $35,013, or approximately 82% of revenue, in fiscal 1999. Gross profit was $60,622, or approximately 40% of revenue, for the nine months ended June 30, 2001.

     RESEARCH AND PRODUCT DEVELOPMENT EXPENSE. Research and product development expense decreased 78% to $77,895 in the year ended September 30, 1999 from $354,094 in the year ended September 30, 1998. These expenses decreased again 78% to $17,520 in the year ended September 30, 2000 and decreased 17% to $14,511 for the nine months ended June 30, 2001. The decrease of research and development expenses is representative of us shifting from a development mode to a sale mode.

     DEPRECIATION AND AMORTIZATION. Total depreciation and amortization for the year ended September 30, 2000 was $52,819 as compared with $113,689 for the year ended September 30, 1999. Depreciation and amortization for fiscal 2000 was included in the Statement of Operations. We anticipate that depreciation expense will increase as we expand our operations by purchasing additional property, plant and equipment in subsequent years.

     NET LOSS BEFORE INCOME TAXES. Net loss before income taxes for fiscal 1999 decreased 233% to $918,233 over net loss before income taxes of $2,137,329 for the period ended September 30, 1998, and fiscal 2000 decreased 49% over net loss before income taxes of $918,233 for the period ended September 30, 1999. For the nine month period ended June 30, 2001, net loss before income taxes decreased 38% to $289,184 over net loss before income taxes of $464,234 for the period ended September 30, 1999. This decrease is primarily the result of management's efforts to decrease general, administrative and product development expense for fiscal years 1999 and 2000.

     PROVISION FOR INCOME TAXES. As of June 30, 2001, we had a net operating loss carryforward balance of approximately $11,464,242 from losses incurred through that date.

LIQUIDITY AND CAPITAL RESOURCES

     Our working capital has fluctuated greatly in the previous periods. Beginning at September 30, 1999, we had a negative $461,461. At September 30, 2000, we had a negative $801,619, and at June 30, 2001, we had a negative $348,376. Current assets increased to $104,358 at the nine months ended June 30, 2001 from $56,612 at September 30, 2000. Current assets were $117,930 at September 30, 1999. The changes were due primarily to changes in inventory and cash.

     Our operating activities used net cash of during the year ended September 30, 2000 of $79,107 and $197,247 during the year ended September 30, 1999. Our operating activities used net cash of $630,174 during the nine months ended June 30, 2001. The major element contributing to net operating cash flow was cash paid for general and administrative and marketing expense.

     At the end of the fiscal year ended September 30, 1998, we had current notes payable outstanding of $22,500. During the period from September 30, 1998 through September 30, 1999, we borrowed an additional $193,992, bringing the total due on current notes payable on September 30, 1999 of $216,492. In the fiscal year ended September 30, 2000, we borrowed an additional $197,849, bringing the total due on current notes payable to $414,341. As of June 30, 2001, we owed $65,598. The current notes payable during those periods of time bore interest at rates between 0% and 10% per annum.

     At the end of the fiscal year ended September 30, 1998, we had long term notes payable outstanding of $116,363. During the period from September 30, 1998 through September 30, 1999, we borrowed an additional $39,039, bringing the total due on long term notes payable on September 30, 1999 of $155,402. In the fiscal year ended September 30, 2000, we reduced our debt by $11,068, bringing the total due on long term notes payable to $144,334. As of June 30, 2001, we had no long term note holders.

     Our capital lease obligations ended in fiscal year 2000. In fiscal year ended September 30, 1999, we made capital lease payments of $7,401 and in fiscal year ended September 30, 1999, we made capital lease payments of $19,997.

ROYALTY AGREEMENTS

     As a means to raise capital, our predecessors in interest initiated a program whereby they sold or granted the right to receive future royalties on the sale of certain DataHand(R) family products. The Fixed Royalty Override
Agreements (Royalty Agreements) originally called for total royalties of $5.91 for each DataHand(R) device we sold, and for which any party sold under sublicense from us. The Royalty Agreements expire through March 31, 2007.

     Option A. Holders of Royalty Agreements representing $.30 of royalties for each DataHand(R) device sold agreed to change each $.01 of the royalty under such agreement to a percentage of revenue from the sales of DataHand(R) Systems of .000333% for direct sales and .0333% for sublicense and royalty revenue.

     Option B. Holders of Royalty Agreements representing $1.42 of royalties for each DataHand(R) device sold agreed to change each $.01 of the royalty under such agreement for direct sales to the lesser of the existing royalty under the agreement of .00333% for such revenue and for sublicense and royalty revenue to
 .0333% of such revenue.

     Option C. Holders of Royalty Agreements representing $3.89 of royalties for each DataHand(R) device sold agreed to exchange each $.01 of royalty for 1,500 shares of our common stock.

     After the Options A, B and C conversions, there remains a fixed royalty obligation of $0.25 per unit and a percentage-of-sales royalty, based on the average sales price of a DataHand(R) Professional II as of June 30, 2001, of approximately $1.00.

CAPITAL STOCK

     We have total authorized capital of 35,000,000 shares consisting of 30,000,000 shares of common stock, $.001 par value per share and 5,000,000 share of preferred stock, $.001 par value per share.

OPTIONS

Option agreements are granted at the discretion of the Board of Directors.

SCHEDULE OF OPTIONS GRANTED

                               6/30/01     9/30/00     9/30/99      9/30/98
                               -------     -------     -------      -------
Beginning Balance              689,758     592,303     539,803      964,461
Employee/director granted                   97,455      47,500      354,878
Non-employee granted                                     5,000       32,167
Employee expired                                                   (811,703)

Ending Balance                 689,758     689,758     592,303      539,803

Expiration Date of the
Options Granted                             8/1/05      7/1/04       2/1/03

Option Price                                  1.00        1.00         1.00

Weighted average fair value
Of Options Granted                             .32         .27          .65

     We account for our employee stock option plans based on the provisions of APB No. 25, under which no compensation cost has been recognized. If the option costs had been calculated under provisions of SFAC 123, our loss would have been the following.

Amount reported               (289,184)   (464,234)   (918,233)  (2,137,329)
Proforma                      (344,120)   (519,170)   (966,932)  (2,183,463)

WARRANTS

     We have outstanding warrants to purchase shares of common stock at prices ranging from $1.00 to $5.00 per share. Certain outstanding warrants have expiration dates through July 10, 2004 and certain warrants expire at the date of an initial public offering. Below lists the warrants outstanding at the end of each period.

                     6/30/01     9/30/00     9/30/99     9/30/98
                    ---------   ---------   ---------   ---------
Beginning Balance   2,608,696   2,455,413   1,181,311   1,146,100
Warrants Issued       158,283     153,283   1,274,102     101,701
Warrants Expired            0           0           0      66,500
                    ---------   ---------   ---------   ---------

Ending Balance      2,766,979   2,608,696   2,455,413   1,181,311
                    =========   =========   =========   =========

     As of August 30, 2001, we had 27 holders of warrants for 2,775,179 shares of common stock.

     We currently are seeking additional sources of financing, which may include one or more private placements of debt or equity securities. We can provide no assurance that any additional financing will be available on terms that are acceptable to us, if at all. Our inability to obtain such financing could result in our inability to continue as a going concern. If such financing is not available in sufficient amounts or on satisfactory terms, we also may be unable to expand our business or to develop new customers at the rate desired, and the lack of capital could have a material adverse effect on our business.

ECONOMIC CHANGES DUE TO INCREASED SECURITY MEASURERS

     Since the terrorist attack of September 11, 2001, we have reviewed our company for any impact that this might bring on our business. Until the U.S. Government fully outlines its plans for a response, and that response impact is integrated into the U.S. economy, we cannot make a judgment on its impact on our business.

     We do, however, feel that freight cost will increase.

ITEM 3. DESCRIPTION OF PROPERTY.

     Our executive offices and production facility are located at 3032 North 33rd Avenue, Phoenix, Arizona 85017-5247, occupying 7,920 square feet of space leased on a month to month basis. This facility is leased to Dale Retter, one of our founders and a principal stockholder. Since 1998, we have been paying the lease payments under a verbal agreement with Mr. Retter. The lease provides for a monthly rental payment of $4,740. We believe our present facility is in good operating condition and is adequate for our present and future requirements.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth certain information with respect to beneficial ownership of our common stock as of August 29, 2001 by (i) each of our directors and executive officers, (ii) all of our directors and executive officers as a group and (iii) each other person known by us to be the beneficial owner of more than five percent of our common stock:

                                                   SHARES BENEFICIALLY OWNED
                                                   -------------------------
                                                       (1)          (2)
                                                      ------      -------
NAME AND ADDRESS OF BENEFICIAL OWNER                  NUMBER      PERCENT
                                                      ------      -------

DIRECTORS AND EXECUTIVE OFFICERS
James A. Cole                                         795,643       5.13%
Marvin Altman                                         128,784       0.83%
Scott R. Scartozzi                                                      %
Dennis J. Monroe                                      139,208       0.90%
Dale J. Retter                                      1,241,243        8.0%
Robert Caplan                                                           %
Dave Kass                                                               %
All directors and officers as a group (7 persons)   1,468,968      14.86%

NON-MANAGEMENT 5% STOCKHOLDER (5)

Saul D. Kass, Saul D. Kass Revocable Trust          1,895,000      12.10%
R.L. & S.L. Middleton Trust                         1,354,667       8.73%
Lyle D. Middleton                                   1,475,066       9.50%
Charles Oswald                                      2,527,500      16.28%
Rotherwood Corporation                                910,000       5.86%

----------
(1) Except as indicated, and subject to community property laws when applicable, the persons named in the table have sole voting and investing power with respect to all shares of common stock shown as beneficially owned by them. Except as otherwise indicated, each of such persons may be reached through us at 3032 North 33rd Avenue, Phoenix, Arizona 85017-5247.
(2) The number and percentage shown include 37,500 shares of common stock issued to Mr. Cole. See Part I, Item 6, "Executive Compensation - Employment Agreements" and Part I, Item 7, "Certain Relationships and Related Transactions." In calculating the percentage of ownership, such shares are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by Mr. Cole and by all directors and officers as a group, but are not deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by any other person.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following table sets forth certain information regarding our directors, executive officers, and certain key employees:

NAME                   AGE         POSITION
----                   ---         --------
James A. Cole          55          Chief Executive Officer and Chairman of
                                    the Board
Marvin Altman          75          Member of the Board
Scott R. Scartozzi     40          President
Dennis J. Monroe       61          Vice President of Operations
Dale Retter            52          Director of Research and Development and
                                    Member of the Board
Robert Caplan          56          Vice President of Sales
Dan Kass               51          Vice President of Sales-Midwest Division

James A. Cole, BS, MBA, is our Chief Executive Officer and Chairman of the Board. Mr. Cole is President of Applebee's of Texas and Financial Consultant to Applebee's International, Inc., is Chairman of the Board and Chief Executive Officer of CoilWells, Inc., an environmentally friendly coal mining company, was President of Tri-Steel Structures, a manufacturer of steel frames for residential buildings, was Chief Financial Officer of Stevens Graphics Corporation and Didde Graphic Systems Corporation, manufacturers of printing presses and was Manager of Planing and Analysis for Rockwell International. Mr. Cole has an undergraduate degree in Accounting and Finance and graduate degrees in Business Administration (Marketing) and International Finance. Mr. Cole has taken three companies through the initial public offering process.

Scott R. Scartozzi, BA, is our President. Mr. Scartozzi has over 16 years of experience of senior management in the computer and information technology industry. Mr. Scartozzi has served as president of RNI Resource Network, Inc., President of Resource Network Services, Inc., operations manager of Computer Town, Inc., and vice president of sales and marketing for Broker Publishing. He has an undergraduate degree in Electrical Engineering.

Dennis J. Monroe, BS, MS, is our Vice President of Operations. Mr. Monroe has over 20 years of United States and International business experience with three leading capital goods manufacturers specializing in innovating and utilizing new technologies and organizational development. He has served at the officer level with Ferrofluidics as vice president of operations, Vitronics Corporations as vice president of manufacturing and Harris Graphics Corporation as vice president of manufacturing and operations. He has also served as plant manager for Van Dorn Plastic Machinery. His undergraduate degree is in Industrial Engineering, and his graduate degree is in Industrial Administration, Managing Engineering, Product Development and Operations to provide profitable and commercial products utilizing design and manufacturing processes in many international locations

Dale Retter, BGS, JD, is our Director of Research and Development. Mr. Retter is the founder of our company and the co-inventor of the DataHand Ergonomic Keyboard. Currently, Mr. Retter serves as President of Fabuluss Software, Inc.

Robert Caplan is our Vice President of Sales. Mr. Caplan has more than 30 years of experience as a sales professional in all aspects of sales and marketing, including marketing strategy and implementation of wholesale, retail and distributors, mass merchants, direct and relationship sales. Mr. Caplan was a communications specialist for Eschelon Telecom, Inc., a marketing consultant for Broker Publishing, corporate accounting representative for Computer Town, Inc., western territory manager for Kroy, Inc., and vice president of sales and marketing for Computer Pro, Inc. His undergraduate degree is in Business Administration and his graduate degree is in Communications.

Dan Kass, BS, MBA, is our Vice President of Sales-Midwest Division. Mr. Kass has over 14 years of experience in office supply as a sales representative with Stanley-Sargent Co. and furniture sales as a department manager for Sanger
Harris/Sakowitz and five years experience as a commercial banking officer for United Missouri Bank. Mr. Kass has owned and operated his own company, Conserve America, in the computer supplies industry manufacturing toner cartridges.

ITEM 6. EXECUTIVE COMPENSATION.

     The following table shows for the fiscal year ended December 31, 2000 the cash compensation paid by us, as well as certain other compensation paid or accrued by us, to our Chief Executive Officer and our President. None of our executive officers received aggregate compensation of more than $100,000 for fiscal 1999.

                                          ANNUAL COMPENSATION
                                          -------------------
                                                                    ALL OTHER
NAME AND PRINCIPAL POSITION         YEAR  SALARY ($)  BONUS($)  COMPENSATION ($)
---------------------------         ----  ----------  --------  ----------------
James A. Cole (1)                   2000   $90,000
Scott R. Scartozzi, President(2)    2000   $ 6,647    $6,647

----------
(1) James A. Cole has served as our Chairman of the Board and Chief Financial Officer. James A. Cole has stock options to purchase 37,500 shares of common stock. Mr. Cole's compensation for the year 2000 has been accrued at $90,000 on our books.
(2) Scott R. Scartozzi has served as our President from December 6, 2000. Mr. Scartozzi's compensation and bonus for the year 2000 has been accrued on our books.

     We do not offer medical insurance or other benefits to our employees, including executive officers and directors who also are our employees.

1993 LONG-TERM INCENTIVE PLAN

     The 1993 Long-Term Incentive Plan (Incentive Plan) was adopted by the Board of Directors in July 1994, and approved by the shareholders in November 1994. The Incentive Plan provides for the granting of options to acquire our common stock, the granting of stock appreciation rights, direct granting of our common stock or the granting of other cash awards. Under the Incentive Plan, as of September 30, 1997 and 1996, a total of 700,000 and 350,000 shares of common stock are reserved for awards of incentive stock options, performance shares or restricted stock to officers or other key employees of ours. Non-officers' options generally expire within 90 days after the participant's termination of employment. Officers' options generally do not expire upon termination.

     The expiration date and the other provisions of the options will be established at the time of grant. Options may be granted for terms of up to five years and become exercisable in whole or in one or more installments at such time as may be determined by the Board of Directors upon grant of the options. The exercise price of options will be determined by the Board of Directors, but may not be less than 100% (110% if the option is granted to a stockholder who at the date the option is granted owns stock possessing more than 10% of the total combined voting power of all classes of our stock) of the fair market value of the common stock at the date of the grant.

1993 DIRECTOR STOCK PLAN

     The 1993 Director Stock Plan (Director Plan) was adopted by the Board of Directors in July 1994 and approved by the shareholders in November 1994. The Director Plan authorizes awards of stock options to non-employee Directors. A total of 300,000 shares of common stock have been reserved and are available for grant under the Director Plan.

     The exercise price per share of stock for any option granted under the Director Plan shall be equal to the fair market value of such share on the date of grant. The grant date, as defined, shall be October 1 of year for options to purchase 7,500 shares of common stock to each non-employee director and 15,000 shares to the Chairman of the Board. The options become exercisable after six months and must be exercised within five years of the date of grant. Any options granted under the Director Plan, which terminates, expires or lapses for any reason will again be available for grant.

DIRECTORS' COMPENSATION

     We currently do not compensate our employee directors for their services to us other than awards of stock options. The directors as a group hold 97,500 stock options as of August 30, 2001. We may reimburse our directors for certain expenses in connection with attendance at board and committee meetings.

EMPLOYMENT AGREEMENTS

     We  entered  into a  consulting  agreement  with  our  President  Scott  R.
Scartozzi on December 6, 2000. Mr. Scartozzi undertook to create and manage sales and marketing plans to create sales of products and training and to implement those services for us. Mr. Scartozzi's annual salary is $125,000, and he shall receive cash bonuses of not less than $125,000, payable quarterly, to be negotiated each year based upon successful completion of goals as established by the board of directors and Mr. Scartozzi. Mr. Scartozzi was granted 25,000 stock options on the signing of his consulting agreement.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     We lease our offices from Dale Retter, one of our founders and a principal stockholder. Since 1998, we have been paying the lease payments under a verbal agreement with Mr. Retter. The lease provides for a monthly rental payment of $4,740. We believe our present facility is in good operating condition and is adequate for our present and future requirements.

ITEM 8. DESCRIPTION OF SECURITIES.

GENERAL

     Our authorized capital stock currently consists of 35,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of serial preferred stock, par value $.001 per share. As of August 29, 2001, there were 15,524,237 shares of common stock issued and outstanding and no shares of serial preferred stock issued and outstanding, compared to 11,347,618 shares of common stock issued and outstanding on September 30, 2000.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share held by them of record on our books in all matters submitted to be voted on by the stockholders. The holders of common stock are entitled to receive such dividends, if any, as may be declared by the board of directors from time to time out of legally available funds. Upon our liquidation, dissolution, or winding up, the holders of common stock will be entitled to share ratably in all of our assets that are legally available for distribution, after payment of all debts and other liabilities. The holders of common stock have no preemptive, subscription, redemption, sinking fund, or conversion rights.

PREFERRED STOCK

     Our board of directors is authorized, without further stockholder approval, to issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. The board also is able to fix or alter the designations, preferences, rights, and any qualifications, limitations, or restrictions of the shares of each series of preferred stock, including the following:

     *    dividend rates,
     *    redemption rights and prices,
     *    conversion rights and prices,
     *    voting rights and preferences, and
     *    preferences on liquidation or dissolution of our company.

     There are no shares of preferred stock outstanding. We have no present plans to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION AND BYLAWS

     Various provisions in our articles of incorporation and bylaws may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

TRANSFER AGENT AND REGISTRAR

     We act as our own transfer agent and registrar for our common stock. We intend to use the services of a professional transfer agent once registration of our stock becomes effective.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     Our common stock is not publicly traded, and there is no market price of our common stock.

     As of August 29, 2001, there were approximately 346 holders of record of our common stock.

     Our policy is to retain earnings to provide funds for the operation and expansion of our business. We have not paid cash dividends on our common stock and do not anticipate that we will do so in the foreseeable future. The payment of dividends in the future will depend on our growth, profitability, financial condition, and other factors that our board of directors may deem relevant.

ITEM 2. LEGAL PROCEEDINGS.

     Not applicable.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     Prior to fiscal year ended September 30, 1997, our auditors were Arthur Andersen LLP, and their last audit was of fiscal years ended September 30, 1996 and September 30, 1997. Arthur Anderson's report on our financial statements, which are not included in this Report, for the fiscal years ended September 30, 1996 and September 30, 1997, were prepared assuming we would continue as a going concern and raised substantial doubt about our ability to continue as a going concern. In connection with that audit, and subsequently to November 25, 1997, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Arthur Anderson, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

     We decided not to have audits performed during fiscal years ended September 30, 1998, 1999 and 2000 so that the funds which would have been spent on audits for those years could be spent on product development and marketing. Thus, we terminated our relationship with Arthur Anderson LLP. We retained Mark Shelley, CPA, of Shelley International, CPA, independent certified public accountant to prepare the audits for those fiscal years, and such audits are included in this Report. Shelley International, CPA, report on our financial statements for the nine months ended June 30, 2001 and the fiscal years ended September 30, 1998, 1999 and 2000, was prepared assuming we would continue as a going concern and raised substantial doubt about our ability to continue as a going concern. In connection with this audit, and subsequently to the present, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Shelley International, CPA, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Prior to retaining Shelley International, CPA,, no discussions took place between our company and Shelley International, CPA, regarding the application of accounting principles or the type of opinion that might be rendered on our financial statements. We authorized Arthur Anderson LLP to respond fully to inquiries from Shelley International, CPA.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     During the fiscal year ended September 30, 1999, we sold an aggregate of 1,201,615 shares of common stock for a total purchase price of $162,460. We also issued an aggregate of 230,715 shares to employees and vendors for services rendered valued at a total of $231,315.

     During the fiscal year ended September 30, 2000, we sold an aggregate of 276,000 shares of stock for a total purchase price of $88,999.

     During the nine months ended June 30, 2001, we sold an aggregate of 3,226,814 shares of stock for a total purchase price of $370,246. We also issued an aggregate of 625,225 shares of stock for services and debt for a total value of $536,691.

     During the fiscal year ended September 30, 1999, we granted to non employees a total of 5,000 options to purchase our stock. The exercise price is $1.00 per share and the option is good for five years. During the same year, we granted to employees an aggregate of 47,500 options. These options have a period of five years, are for $1.00 per share and were vested immediately.

     During the fiscal year ended September 30, 2000, we granted to employees an aggregate of 97,455 stock options. The exercise price on these options is $1.00 per share and carry a period of five years before expiration.

     During the nine months ended June 30, 2001, no additional options were granted.

     During the previous two years and nine months, we have issued warrants to purchase common stock. None of these warrants have been redeemed. Outstanding warrants have expiration dates through July 10, 2004 and certain warrants expire at the date of an initial public offering. 1,274,102 warrants were issued in the year ended September 30, 1999, 153,283 warrants were issued in the year ended September 30, 2000, and 158,283 warrants were issued in the nine months ended June 30, 2001.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our articles of incorporation and bylaws provide that no director or officer of our company shall be personally liable to us or our stockholders for any breach of fiduciary duty by such person as a director or officer, except that a director or officer shall be liable, to the extent provided by applicable law, (a) for any breach of the director's duty of loyalty to us and our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Sections 174 of Title 8 of the Delaware Code or (iv) for any transaction from which the director derived an improper benefit. The foregoing limitations of liability shall be applicable notwithstanding any amendment or repeal of Article VII of our Articles of Incorporation or of Section 102(b)(7) of Title 8 of the Delaware Code, with respect to any and all acts or omissions occurring prior to the effective date of such amendment or repeal. The effect of these provisions in our articles of incorporation and bylaws is to eliminate the rights of our company and our stockholders, either directly or through stockholders' derivative suits brought on behalf of our company, to recover monetary damages from a director or officer for breach of the fiduciary duty of care as a director or officer except in those instances provided above.

     In addition, our Articles of Incorporation require us to indemnify and pay the expenses to any person who incurs liability or expense by reason of such person acting as a director or officer of our company, to the fullest extent allowed by the Delaware Code. This indemnification is mandatory with respect to directors in all circumstances in which indemnification is permitted by our Articles of Incorporation. In addition, we may, in our sole discretion, purchase and maintain insurance on behalf of any person who is or was a director or officer of our company against liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not he would be entitled to indemnification under the provisions of the Articles of Incorporation to the extent permitted by General Corporation Law of the State of Delaware.

                                    PART F/S

     The Financial Statements required by this Part F/S are set forth in pages F-1 through F-17 of this Report. No supplementary financial information is required.

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

  EXHIBIT
   NUMBER                        DESCRIPTION OF DOCUMENT
   ------                        -----------------------

     2.1 Agreement and Plan of Merger of Industrial Innovations, Inc., an Arizona corporation with and into the Registrant

     3.1       Articles of Incorporation of the Registrant

     3.2       Bylaws of the Registrant

     4.1       Specimen of Common Stock Certificate

     4.2       Specimen of Certificate for Common Stock Purchase Warrants

     10.1      Consulting Agreement between the Registrant and
               Scott R. Scartozzi

     10.2      1993 Long-Term Incentive Plan

     10.3      1993 Director Stock Plan

     23        Consent of Shelly International, CPA

ITEM 2. DESCRIPTION OF EXHIBITS.

     The information required by this Item is contained in Part III, Item 1, "Index to Exhibits."

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       DATAHAND SYSTEMS, INC.
                                       --------------------------------
                                                (Registrant)


Date: 10/04/01                         By: /s/ James A. Cole
                                           ----------------------------
                                           Name:  James A. Cole
                                           Title: Chairman

  EXHIBIT
   NUMBER                        DESCRIPTION OF DOCUMENT
   ------                        -----------------------

     2.1 Agreement and Plan of Merger of Industrial Innovations, Inc., an Arizona corporation with and into the Registrant

     3.1       Articles of Incorporation of the Registrant

     3.2       Bylaws of the Registrant

     4.1       Specimen of Common Stock Certificate

     4.2       Specimen of Certificate for Common Stock Purchase Warrants

     10.1      Consulting Agreement between the Registrant and
               Scott R. Scartozzi

     10.2      1993 Long-Term Incentive Plan

     10.3      1993 Director Stock Plan

     23        Consent of Shelly International, CPA

                             DATAHAND SYSTEMS, INC.

                              FINANCIAL STATEMENTS

                                  June 30, 2001
                               September 30, 2000
                               September 30, 1999
                               September 30, 1998

                                TABLE OF CONTENTS

                                                                            PAGE

COVER SHEET ......................................................           F-1

TABLE OF CONTENTS ................................................           F-2

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT .................           F-3

BALANCE SHEET, ASSETS ............................................           F-4

BALANCE SHEET, LIABILITIES AND STOCKHOLDERS' EQUITY ..............           F-5

STATEMENT OF OPERATIONS ..........................................           F-6

STATEMENT OF STOCKHOLDERS' EQUITY ................................           F-7

STATEMENT OF CASH FLOWS ..........................................           F-8

NOTES TO FINANCIAL STATEMENTS ....................................   F-9 - F-17

                               SHELLEY INTL., CPA
                                443 E. 10TH AVE.
                                 MESA, AZ 85204
                                 (480) 461-8301

                REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors/Audit Committee
Datahand Systems, Inc.

     I have audited the accompanying consolidated balance sheets of Datahand Systems, Inc. as of June 30, 2001, September 30, 2000, 1999 and 1998 and the related statements of operations, stockholders' equity, and cash flows for the nine months ended June 30, 2001 and the years ended September 30, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Datahand Systems, Inc. as of June 30, 2001, September 30, 2000, 1999 and 1998 and the related statements of operations, stockholders' equity, and cash flows for the nine months ended June 30, 2001 and the years ended September 30, 2000, 1999 and 1998 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has negative cash flow from operations and recurring operating losses. These factors raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.


                             /s/ Shelley Intl., CPA

                               Shelley Intl., CPA

September 1, 2001

                             DATAHAND SYSTEMS, INC.

             as of June 30, 2001, September 30, 2000, 1999 and 1998

                                     ASSETS

                             June 30,    September 30,   September 30,   September 30,
                               2001          2000            1999            1998
                             --------      --------        --------        --------
CURRENT ASSETS
  Cash                         41,092                         7,841           7,264
  Receivables                  15,303         1,567          15,677           4,517
  Inventory                    47,963        55,045          94,412         147,576
                             --------      --------        --------        --------
     Total Current Assets     104,358        56,612         117,930         159,357
                             --------      --------        --------        --------
EQUIPMENT, net                114,452        94,267         140,421         250,435
                             --------      --------        --------        --------
OTHER ASSETS                    2,600         2,600           2,600           2,600
                             --------      --------        --------        --------
TOTAL ASSETS                  221,410       153,479         260,951         412,392
                             ========      ========        ========        ========

        The accompanying notes are an integral part of these statements

                             DATAHAND SYSTEMS, INC.

                                 BALANCE SHEET

             AS OF JUNE 30, 2001, SEPTEMBER 30, 2000, 1999 AND 1998

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                       June 30,    September 30,  September 30,  September 30,
                                                         2001          2000           1999           1998
                                                     -----------   -------------  -------------  -------------
CURRENT LIABILITIES
  Bank Overdraft                                                          8,136
  Payables                                                72,476        122,414        203,522        171,259
  Accrued Payroll                                        307,019        307,019        151,271         49,910
  Royalty Payable                                          2,717          2,352          1,962          1,494
  Warranty                                                 4,924          3,960          6,144          1,600
  Notes Payable                                           65,598        414,341        216,492         22,500
                                                     -----------    -----------    -----------    -----------
     Total Current Liabilities                           452,734        858,222        579,391        246,763
                                                     -----------    -----------    -----------    -----------
LONG TERM NOTES PAYABLE                                                 144,334        155,402        116,363
                                                     -----------    -----------    -----------    -----------
     Total Liabilities                                   452,734      1,002,556        734,793        363,126
                                                     -----------    -----------    -----------    -----------
STOCKHOLDERS' EQUITY
  Preferred Stock, authorized
  5,000,000 shares, par $0.001,
  no shares outstanding

  Common Stock, authorized 30,000,000 shares
  of stock, 15,199,657, 11,347,618, 11,071,618 and
  9,639,288 shares issued and outstanding at June
  30, 2001, September 30, 2000,1999, and
  1998 respectfully, par value $0.001 per share           15,200         11,348         11,072          9,639

   Additional Paid in Capital                         14,373,028     13,469,943     13,381,220     12,987,528

   Retained Earnings (Loss)                          (14,619,552)   (14,330,368)   (13,866,134)   (12,947,901)
                                                     -----------    -----------    -----------    -----------
     Total Stockholders' Equity                         (231,324)      (849,077)      (473,842)        49,266
                                                     -----------    -----------    -----------    -----------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                     221,410        153,479        260,951        412,392
                                                     ===========    ===========    ===========    ===========

        The accompanying notes are an integral part of these statements

                             DATAHAND SYSTEMS, INC.
                             STATEMENT OF OPERATIONS

                    FOR THE NINE MONTHS ENDED JUNE 30, 2001,
               THE YEARS ENDED SEPTEMBER 30, 2000, 1999, AND 1998

                                  Nine Months
                                     Ended        Year Ended     Year Ended     Year Ended
                                    June 30,     September 30,  September 30,  September 30,
                                      2001           2000           1999            1998
                                  -----------    -----------    -----------    -----------
INCOME
  Sales and Training                  152,971        153,966        195,789        278,163
                                  -----------    -----------    -----------    -----------
COST OF SALES                          92,349        233,683        160,776        434,672
                                  -----------    -----------    -----------    -----------
  Gross Profit                         60,622        (79,717)        35,013       (156,509)
                                  -----------    -----------    -----------    -----------
EXPENSES
  Sales and Marketing                  93,603         37,833        117,606        450,418
  General and Administrative          149,802        263,536        622,069        975,374
  Research and Development             14,511         17,520         77,895        354,094
  Depreciation Expense                 53,118         52,819        113,689        168,303
  Interest Expense                     38,772         12,809         21,987         32,631
                                  -----------    -----------    -----------    -----------
  Total Expense                       349,806        384,517        953,246      1,980,820
                                  -----------    -----------    -----------    -----------
  Loss before Provision for
  Income Taxes                       (289,184)      (464,234)      (918,233)    (2,137,329)
  Provision for Income Taxes                0              0              0              0
                                  -----------    -----------    -----------    -----------
NET INCOME (LOSS)                    (289,184)      (464,234)      (918,233)    (2,137,329)
                                  ===========    ===========    ===========    ===========
Basic Earnings
  (Loss) per Common Share               (0.02)         (0.04)         (0.09)         (0.23)
                                  -----------    -----------    -----------    -----------
Basic Weighted Average Number
  of Common Shares                 12,969,165     11,209,996     10,242,374      9,199,209
                                  -----------    -----------    -----------    -----------
Diluted Earnings
  (Loss) per Common Share               (0.02)         (0.03)         (0.07)         (0.20)
                                  -----------    -----------    -----------    -----------
Diluted Weighted Average Number
  of Common Shares                 16,425,902     14,508,450     13,290,090     10,920,323
                                  -----------    -----------    -----------    -----------

        The accompanying notes are an integral part of these statements

                             DATAHAND SYSTEMS, INC.
                       STATEMENT OF STOCKHOLDERS' EQUITY
               FOR THE PERIOD SEPTEMBER 30, 1997 TO JUNE 30, 2001

                                       Common Stock       Additional
                                  ---------------------     Paid in                  Accumulated       Total
                                    Shares       Amount     Capital      Warrants      Deficit         Equity
                                  -----------   -------   -----------   ---------   ------------    -----------
Balance, 9/30/1997                  8,794,108     8,794    10,885,265     219,904    (10,810,572)       303,391

Sales of Common Stock                 807,783       808     1,771,298                                 1,772,106
Stock Issued for Services              37,397        37        90,152                                    90,189
Expiration of Warrants                                        219,904    (219,904)                           --
Stock Options Granted                                          20,909                                    20,909
Deficit for period                                                                    (2,137,329)    (2,137,329)
                                  -----------   -------   -----------   ---------   ------------    -----------
Balance, September 30, 1998         9,639,288     9,639    12,987,528          --    (12,947,901)        49,266

Sales of Common Stock               1,201,615     1,202       161,258                                   162,460
Stock Issued for Services             230,715       231       231,084                                   231,315
Stock Options Granted                                           1,350                                     1,350
Deficit for year                                                                        (918,233)      (918,233)
                                  -----------   -------   -----------   ---------   ------------    -----------
Balance, September 30, 1999        11,071,618    11,072    13,381,220                (13,866,134)      (473,842)

Sales of Common Stock                 276,000       276        88,723                                    88,999
Deficit for year                                                                        (464,234)      (464,234)
                                  -----------   -------   -----------   ---------   ------------    -----------
Balance, September 30, 2000        11,347,618    11,348    13,469,943                (14,330,368)      (849,077)

Sales of Common Stock               3,226,814     3,226       367,020                                   370,246
Stock Issued for Services             106,568       107        17,927                                    18,034
Conversion of Notes Payable           518,657       519       518,138                                   518,657
Deficit for period                                                                      (289,184)      (289,184)
                                  -----------   -------   -----------   ---------   ------------    -----------
Balance, June 30, 2001             15,199,657    15,200    14,373,028                (14,619,552)      (231,324)
                                  ===========   =======   ===========   =========   ============    ===========

        The accompanying notes are an integral part of these statements.

                             DATAHAND SYSTEMS, INC.

                            STATEMENT OF CASH FLOWS

                    FOR THE NINE MONTHS ENDED JUNE 30, 2001,
                THE YEARS ENDED SEPTEMBER 30, 2000, 1999 AND 1998

                                     Nine Months
                                        Ended        Year Ended      Year Ended      Year Ended
                                      June 30,      September 30,   September 30,   September 30,
                                        2001            2000            1999            1998
                                     ----------     ------------    ------------    ------------
Cash Flows from
Operating Activities

  Net Loss                             (289,184)       (464,234)       (918,233)     (2,137,329)

  Accounts Receivable                   (13,736)         14,110         (11,160)          6,847
  Inventory                               7,082          39,367          53,164          21,743
  Prepaids                                                                               17,959
  Deposits                                                                               (1,338)
  Accounts Payable                      (58,074)        (72,972)         32,263         (59,389)
  Notes Receivable
  Depreciation Expense                   53,118          52,819         113,689         168,303
  Stock for services                     18,034                         231,315          90,189
  Stock Options Granted                                                   1,350          20,909
  Deferred Revenue                                                                      (51,971)
  Changes in current liabilities       (347,414)        351,803         300,365         (60,640)
                                     ----------      ----------      ----------      ----------
Net Cash Provided by Operations        (630,174)        (79,107)       (197,247)     (1,984,717)
                                     ----------      ----------      ----------      ----------
Cash Flows Used
in Investing Activities
  Fixed Asset Purchase                   73,303           6,665           3,675         162,930
                                     ----------      ----------      ----------      ----------
Net Cash Used for Investing              73,303           6,665           3,675         162,930
                                     ----------      ----------      ----------      ----------
Cash Flows from Financing
  Note payable                         (144,334)        (11,068)         39,039          14,828
  Sales of Stock                        888,903          88,999         162,460       1,772,106
                                     ----------      ----------      ----------      ----------
Cash Flows from Financing               744,569          77,931         201,499       1,786,934
                                     ----------      ----------      ----------      ----------
Net Increase (Decrease) in Cash          41,092          (7,841)            577        (360,713)
Cash, Beginning of Period                    --           7,841           7,264         367,977
                                     ----------      ----------      ----------      ----------
Cash, End of Period                      41,092              --           7,841           7,264
                                     ==========      ==========      ==========      ==========

Significant Non Cash Transactions
Conversion of Notes Payable and stock for services as shown on the Statement of Stockholders' Equity

        The accompanying notes are an integral part of these statements

                            DATAHAND(R)SYSTEMS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                JUNE 30, 2001, SEPTEMBER 30, 2000, 1999 AND 1998

NOTE 1. OVERVIEW OF OPERATIONS AND ACCOUNTING POLICIES

DataHand(R)Systems, Inc. (the Company) is a Delaware corporation formed in November 1994. The Company's primary business is the sale, marketing, manufacture, licensing and development of innovative, high-value computer data input services. On January 27, 1995, the Company merged with Industrial Innovations, Inc., an Arizona corporation founded in October 1987. Datahand Systems, Inc. was the surviving legal entity. As a result of the merger, each outstanding share of common stock held by the shareholders of Industrial
Innovations, Inc. was exchanged for one share of the common stock of the Company. DataHand(R)is a registered trademark of the Company.

The Company's operations to date have included assembling its management, marketing and sales, and product development personnel, forming strategic relationships with vendors, securing financing and launching the initial commercial production of the DataHand(R) System.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As reflected in the accompanying financial statements, the Company had negative cash flow from operations and incurred a net loss during the previous three years. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to achieve sufficient cash flow from operations or secure adequate future financing and be therefore unable to continue as a going concern.

PRODUCT DEVELOPMENT

During fiscal 1993 and 1994, the Company procured the tooling for the manufacture of components for the DataHand(R) DH 200 product. The Company began shipping DataHand(R) DH 200 product during November 1993. As a result of ongoing research and development efforts, the Company developed an upgraded data input device, the Professional II. The Professional II includes various upgrades to the DH 200, including incorporations of the hardware interface switch and the power supply converter into the keyboard. The tooling for the Professional II was acquired during fiscal 1996. Production and shipment of the Professional II commenced during fiscal 1996. The negative gross margins experienced during fiscal 1996 and 1997 are due primarily to relatively low production and sales volumes which were inadequate to fully absorb fixed manufacturing costs. However, management believes these volumes will increase significantly in the future and be sufficient to cover the Company's fixed manufacturing costs and generate gross margins.

MARKETING STRATEGY

Future operating results will depend on the Company's ability to attract new customers to generate sufficient volume to fund operations. During 1996, management of the Company changed its marketing strategy to focus on sales of large quantities of the Company's products to corporate entities. The Company no longer directs its marketing efforts solely to individual users, although this effort is sustained through internet marketing and through distributors. During 1996, the Company introduced its recently upgraded product, the Professional II(R), which management believes will be successful.

REVENUE RECOGNITION

The Company generally recognizes revenue upon shipment.

PRODUCT RESEARCH AND DEVELOPMENT

The Company expenses product research and development costs as incurred.

INVENTORY

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value. Inventory consists of the following:

                   6/30/01  9/30/00  9/30/99   9/30/98
                   -------  -------  -------  --------
Raw materials       47,020   14,654   57,909    50,084
Work-in-Process        943   35,117   35,117    35,117
Finished goods           0    5,275    3,943    62,375
                   -------  -------  -------  --------
                    47,963   55,045   94,412   147,576
                   -------  -------  -------  --------

PROPERTY, EQUIPMENT AND PATENTS

Equipment is depreciated using the straight-line method over the estimated useful lives, which range from two to seven years. Patents are recorded at their cost and amortized using the straight-line method over their estimated useful lives of seventeen years. Costs related to patents pending are capitalized and amortization begins when the patent is issued.

Fixed assets and patents consist of the following:

                                         6/01         9/00         9/99         9/98
                                       --------     --------     --------     --------
Tooling and jigs                        163,205      391,273      391,273      391,688
Machinery and equipment                  31,700       32,250       32,250       31,700
Office Equipment                         46,997       73,415       73,415       73,415
Equipment under capital lease            39,874       39,874       39,874       39,874
DataHand(R) Systems units held for
 rental and promotion                    48,705       76,037       76,037       75,735
Tenant improvements and other            17,430       21,181       21,181       21,181
Patents                                  89,279       91,629       80,199       72,782

     Total fixed assets                 437,190      725,659      714,229      706,375

Less: Accumulated depreciation
  and Amortization                     (322,738)    (631,392)    (573,808)    (455,940)
                                       --------     --------     --------     --------
                                        114,452       94,267      140,421      250,435
                                       --------     --------     --------     --------

PATENTS

Patents are recorded at their cost and amortized using the straight-line method over their estimated useful lives.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

EARNINGS PER SHARE

The basic earnings (loss) per share is calculated by dividing the Company's net income, (adjusted for certain dividends when paid) by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company's net income (loss) (adjusted for certain dividends and certain interest when expensed) by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

                            6/30/01      9/30/00      9/30/99      9/30/98
                          ----------   ----------   ----------   ----------
Weighted average shares   12,969,165   11,209,996   10,242,374    9,199,209
Options                      689,758      689,758      592,303      539,803
Warrants                   2,766,979    2,608,696    2,455,413    1,181,311
                          ----------   ----------   ----------   ----------
Diluted Shares            16,425,902   14,508,450   13,290,090   10,920,323
                          ----------   ----------   ----------   ----------

STOCK BASED COMPENSATION

The Company accounts for its stock based compensation based upon provisions in SFAS No. 123, Accounting for Stock-Based Compensation. In this statement stock based compensation is divided into two general categories, based upon who the stock receiver is, namely, employees/directors and non-employees/directors. The employees/directors category is further divided based upon the particular stock issuance plan, namely compensatory and non-compensatory. Each of these divisions treats the stock issuance for accounting purposes in a specific manner.

Non employees/directors            the security is recorded at its fair value

Employees/directors

  Non-compensatory                 No security value is booked until the stock
                                   is actually  paid for

  Compensatory                     The Company may select between two methods,
                                   compensation is calculated and recorded at the securities' fair value, or intrinsic value

     The Company has selected to utilize the latter measurement option for employee/ directors stock option plans, (which follows APB 25 guidelines). The note regarding Stockholders' Equity gives more information about the options.

NOTE 2. NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS:

Notes payable and capital lease obligations consist of the following:

                                              6/30/01     9/30/00     9/30/99     9/30/98
                                             --------    --------    --------    --------
Current Notes Payable Notes payable
to officers, Employees and investors
Demand Notes from 0% To 10%                    65,598     414,341     216,492      22,500
                                             --------    --------    --------    --------
Long Term Notes Payable
Officer Note                                              109,728     103,047      96,366
Capital lease obligations, due in
Monthly installments of principal
And interest                                                            7,401      19,997
Line of credit                                             34,606      44,954
                                             --------    --------    --------    --------
Total Long Term Notes Payable                             144,334     155,402     116,363
                                             --------    --------    --------    --------

NOTE 3. FIXED ROYALTY OVERRIDE AGREEMENTS:

Beginning in 1987, as a means to raise capital, the Company initiated a program whereby they sold or granted the right to receive future royalties on the sale of certain DataHand(R) family products. During 1995 and 1996 these agreements were modified to the three following plans.

Option A. Holders of Royalty Agreements representing $.30 of royalties for each DataHand(R) device sold agreed to change each $.01 of the royalty under such agreement to a percentage of revenue from the sales of DataHand(R) Systems of
 .000333% for direct sales and .0333% for sublicense and royalty revenue.

Option B. Holders of Royalty Agreements representing $1.42 of royalties for each DataHand(R) device sold agreed to change each $.01 of the royalty under such agreement for direct sales to the lesser of the existing royalty under the agreement of .00333% for such revenue and for sublicense and royalty revenue to
 .0333% of such revenue.

Option C. Holders of Royalty Agreements representing $3.89 of royalties for each DataHand(R) device sold agreed to exchange each $.01 of royalty for 1,500 shares of the Company's common stock.

After the Options A,B, and C conversions, there remains a fixed royalty obligation of $0.25 per unit and a percentage-of-sales royalty, based upon the average sales price of a Professional II as of June 30th, of approximately $1.00 per unit.

NOTE 4. STOCKHOLDERS' EQUITY

AUTHORIZED CAPITAL STOCK

The Company has total authorized capital of 35,000,000 shares consisting of 30,000,000 shares of common stock, $.001 par value per share and 5,000,000 share of preferred stock, $.001 par value per share.

1993 LONG-TERM INCENTIVE PLAN

The 1993 Long-Term Incentive Plan (Incentive Plan) was adopted by the Board of Directors in July 1994, and approved by the shareholders in November 1994. The Incentive Plan provides for the granting of options to acquire common stock of the Company, the granting of stock appreciation rights, direct granting of common stock of the Company or the granting of other cash awards. Under the Incentive Plan, as of September 30, 1997 and 1996, a total of 700,000 and 350,000 shares of common stock are reserved for awards of incentive stock options, performance shares or restricted stock to officers or other key employees of the Company. Non officers' options generally expire within 90 days after the participant's termination of employment. Officers' options generally do not expire upon termination.

The expiration date and the other provisions of the options will be established at the time of grant. Options may be granted for terms of up to five years and become exercisable in whole or in one or more installments at such time as may be determined by the Board of Directors upon grant of the options. The exercise price of options will be determined by the Board of Directors, but may not be less than 100% (110% if the opinion is granted to a stockholder who at the date the option is granted owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company) of the fair market value of the common stock at the date of the grant.

1993 DIRECTOR STOCK PLAN

The 1993 Director Stock Plan (Director Plan) was adopted by the Board of Directors in July 1994 and approved by the shareholders in November 1994. The Director Plan authorizes awards of stock options to non-employee Directors. A total of 300,000 shares of common stock have been reserved and are available for grant under the Director Plan.

The exercise price per share of stock for any option granted under the Director Plan shall be equal to the fair market value of such share on the date of grant. The grant date, as defined, shall be October 1 of year for options to purchase 7,500 shares of common stock to each non-employee director and 15,000 shares to the Chairman of the Board. The options become exercisable after six months and must be exercised within five years of the date of grant. Any options granted under the Director Plan, which terminates, expires or lapses for any reason will again be available for grant.

OTHER

Other option agreements are granted at the discretion of the Board of Directors.

SCHEDULE OF OPTIONS GRANTED

                                   6/30/01     9/30/00     9/30/99      9/30/98
                                   -------     -------     -------      -------
Beginning Balance                  689,758     592,303     539,803      964,461
Employee/director granted                       97,455      47,500      354,878
Non-employee granted                                         5,000       32,167
Employee expired                                                       (811,703)

Ending Balance                     689,758     689,758     592,303      539,803

Expiration Date of the
Options Granted                                 8/1/05      7/1/04       2/1/03

Option Price                                      1.00        1.00         1.00

Weighted average fair value
Of Options Granted                                 .32         .27          .65

As discussed in Note 1, the Company accounts for its employee stock option plans based on the provisions of APB No. 25, under which no compensation cost has been recognized. If the option costs had been calculated under provisions of SFAC 123 the Company's loss would have been the following.

Amount reported                   (289,184)   (464,234)   (918,233)  (2,137,329)
Proforma                          (344,120)   (519,170)   (966,932)  (2,183,463)

WARRANTS

The Company had outstanding warrants to purchase shares of common stock at prices ranging from $1.00 to $5.00 per share. Certain outstanding warrants have expiration dates through July 10, 2004 and certain warrants expire at the date of an initial public offering. Below lists the warrants outstanding at the end of each period.

                     6/30/01     9/30/00     9/30/99     9/30/98
                   ----------  ----------  ----------  ----------
Beginning Balance   2,608,696   2,455,413   1,181,311   1,146,100
Warrants Issued       158,283     153,283   1,274,102     101,701
Warrants Expired            0           0           0      66,500
                   ----------  ----------  ----------  ----------
Ending Balance      2,766,979   2,608,696   2,455,413   1,181,311
                   ----------  ----------  ----------  ----------

NOTE 5. INCOME TAXES:

The Company provides for income taxes under Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company's opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Accordingly, a valuation allowance equal to the deferred tax asset has been recorded.

The components of deferred taxes are as follows:

                                 6/01        9/00        9/99        9/98
                               --------    --------    --------    --------
Net Operating Loss Component    115,674     216,876     368,101     840,568
Less: Valuation allowance      (115,674)   (216,876)   (368,101)   (840,568)
                               --------    --------    --------    --------
Net deferred tax asset                0           0           0           0
                               --------    --------    --------    --------

The provision for income taxes is comprised of the current taxes payable and the net change in the deferred tax assets and liabilities. The chart below details the provision for income taxes.

Net change in deferred taxes          0           0           0           0
Current taxes payable                 0           0           0           0
                               --------    --------    --------    --------
Provision for Income Taxes            0           0           0           0
                               --------    --------    --------    --------

Below is a chart showing the federal net operating losses and the years in which they will expire.

Year                       Amount        Expiration
----                       ------        ----------
1989                         87,945         2004
1990                        101,036         2005
1991                        300,723         2006
1992                        229,131         2007
1993                        641,247         2008
1994                      1,179,831         2009
1995                      1,081,466         2010
1996                      1,940,165         2011
1997                      2,049,650         2012
1998                      2,101,421         2013
1999                        920,253         2014
2000                        542,190         2015
2001 estimated NOL          289,184         2016
                        -----------
Total NOL                11,464,242
                        -----------

At the point where the valuation allowance recorded above is no longer applicable, the Company will record retroactively a deferred tax benefit equal to the cumulative yearly adjustments to the deferred tax benefit account. As of 6-30-01 this would have been $4,585,697.

NOTE 6. LEASES AND OTHER COMMITMENTS:

The following is a listing of the operating leases that the Company had as of the period end and the monthly charges associated with those leases.

                                6/30/01     9/30/00     9/30/99     9/30/98
                               --------    --------    --------    --------
Office rent                       4,740       4,627       4,455       5,079
Storage                             136         136         116         116
Apartment rent                      915         906         878       1,034
Office Equipment                  1,043       1,036       1,890       2,615
                               --------    --------    --------    --------
Total Monthly                     6,834       6,705       7,339       8,697
                               --------    --------    --------    --------

The monthly operating leases as of 6/30/01 projected into the future for five years shows the following commitments. The apartment and storage are rented on a yearly basis. The office is month to month. Management feels that the office space is adequate for future growth of the Company. The numbers shown below assume that the Company will remain in its current office space.

                        Year 1     Year 2     Year 3     Year 4     Year 5
                       -------    -------    -------    -------    -------
Office Equipment        12,516     12,516     12,516     12,516     12,516
Real Estate             69,492     69,492     69,492     69,492     69,492
                       -------    -------    -------    -------    -------
Total Yearly Leases     82,008     82,008     82,008     82,008     82,008
                       -------    -------    -------    -------    -------

OTHER CONTINGENCIES

YEAR 2000 COMPLIANCE

We experienced no interruptions of our manufacturing or sales due to the potential computer malfunctions for the year 2000. We do not feel that this will be a factor in the future.

ECONOMIC CHANGES DUE TO INCREASED SECURITY MEASURES

Since the terrorist attack of September 11, 2001 we have reviewed our Company for any impact that this might bring our business. Until the U.S. government fully outlines its plans for a response, and that response impact is integrated into the U.S. economy, we cannot make a judgment.